UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Registration with CVM SHOULD not BE CONSTRUED AS AN EVALUATION oF the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

4 - NIRE (State Registration Number)
33300167162-5

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 - 14º– Cj 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE 3756-8707	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Wilson P. Ferreira Junior
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL wferreira@cpfl.com.br

01.04 –REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01.01.2010	12.31.2010	2	04.01.2010	06.30.2010	1	01.01.2009	12.31.2009

09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes	10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça	12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 CURRENT QUARTER 06/30/2010	2 PREVIOUS QUARTER 12/31/2009	3 SAME QUARTER PREVIOUS YEAR 06/30/2009
Paid-in Capital
1 – Common	481,137,130	479,910,938	479,910,938
2 – Preferred	0	0	0
3 – Total	481,137,130	479,910,938	479,910,938
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120– Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04/26/2010	Dividend	04/30/2010	ON (Common shares)	1,3648726500
02	RCA	08/11/2010	Dividend		ON (Common shares)	1,6095795990

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian  reais – R$)

1 – Code	2 – Description	3 – 06/30/2010	4 – 12/31/2009
1	Total assets	7,140,471	6,841,525
1.01	Current assets	569,687	507,356
1.01.01	Cash and cash equivalents	70,972	219,126
1.01.02	Credits	495,638	285,587
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	495,638	285,587
1.01.02.02.01	Dividends and interest on shareholders’ equity	408,867	201,772
1.01.02.02.02	Financial investments	40,209	39,253
1.01.02.02.03	Recoverable taxes	46,465	44,310
1.01.02.02.04	Derivatives	97	252
1.01.03	Materials and supplies	0	0
1.01.04	Other	3,077	2,643
1.02	Noncurrent assets	6,570,784	6,334,169
1.02.01	Long-term assets	304,597	327,471
1.02.01.01	Other receivables	235,582	250,975
1.02.01.01.01	Financial investments	51,675	62,179
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	170,917	176,199
1.02.01.01.04	Escrow deposits	10,203	9,810
1.02.01.02	Related parties	23,488	25,102
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	23,488	25,102
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	45,527	51,394
1.02.02	Permanent assets	6,266,187	6,006,698
1.02.02.01	Investments	6,263,684	6,006,277
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	0	0
1.02.02.01.04	Permanent equity interests - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	0	0
1.02.02.02	Property, plant and equipment	170	1
1.02.02.03	Intangible assets	2,333	420
1.02.02.04	Deferred charges	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 06/30/2010	4 – 12/31/2009
2	Total liabilities	7,140,471	6,841,525
2.01	Current liabilities	70,015	40,149
2.01.01	Loans and financing	0	0
2.01.02	Debentures	13,673	12,788
2.01.02.01	Interest on debentures	13,673	12,788
2.01.03	Suppliers	1,590	2,658
2.01.04	Taxes and social contributions payable	28,060	102
2.01.05	Dividends	16,734	17,036
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	9,958	7,565
2.01.08.01	Accrued liabilities	139	78
2.01.08.02	Derivatives	103	0
2.01.08.03	Other	9,716	7,487
2.02	Noncurrent liabilities	534,273	532,028
2.02.01	Long-term liabilities	534,273	532,028
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	10,193	9,800
2.02.01.03.01	Reserve for contingencies	10,193	9,800
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	74,080	72,228
2.02.01.06.01	Derivatives	598	1,056
2.02.01.06.02	Other	73,482	71,172
2.03	Deferred income	0	0
2.05	Shareholders’ equity	6,536,183	6,269,348
2.05.01	Capital	4,793,424	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	1,116,180	996,768
2.05.04.01	Legal reserves	341,751	341,751
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit retention	774,429	655,017
2.05.04.07.01	Additional proposed dividend	774,429	655,017
2.05.05	Equity valuation adjustments	781,185	765,667
2.05.05.01	Adjustments of financial investments	0	0
2.05.05.02	Adjustments of cumulative translation	0	0
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Accumulated profit or loss	(154,622)	(234,278)
2.05.07	Advance for future capital increase	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	Gross operating revenues	2	2	0	0
3.02	Deductions	0	0	0	0
3.03	Net operating revenues	2	2	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	2	2	0	0
3.06	Operating income (expense)	380,503	862,114	433,301	697,513
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(6,226)	(11,022)	(4,071)	(7,883)
3.06.03	Financial	(10,534)	(12,544)	(13,820)	(22,387)
3.06.03.01	Financial income	8,252	22,478	2,854	12,204
3.06.03.02	Financial expense	(18,786)	(35,022)	(16,674)	(34,591)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(36,878)	(72,240)	(38,283)	(75,470)
3.06.05.01	Amortization of intangible asset of concession	(36,878)	(72,240)	(37,187)	(74,374)
3.06.05.02	Operating expesnse	0	0	(1,096)	(1,096)
3.06.06	Equity in subsidiaries	434,141	957,920	489,475	803,253
3.07	Operating income	380,505	862,116	433,301	697,513
3.08	Non operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expense	0	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

1 - Code	2 – Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.09	Income before taxes on income and profit sharing	380,505	862,116	433,301	697,513
3.10	Income tax and social contribution	(18,805)	(18,805)	(18,581)	(18,581)
3.10.01	Social Contribuition	(14,444)	(14,444)	(14,883)	(14,883)
3.10.02	Income Tax	(4,361)	(4,361)	(3,698)	(3,698)
3.11	Deferred income tax	(6,599)	(5,284)	(5,401)	(4,904)
3.11.01	Deferred social contribution	(1,495)	(1,159)	(1,629)	(1,612)
3.11.02	Deferred income tax	(5,104)	(4,125)	(3,772)	(3,292)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders equity	0	0	0	0
3.15	Net income	355,101	838,027	409,319	674,028
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	481,137,130	481,137,130	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.73805	1.74176	0.85291	1.40449
	NET LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

04.01 – STATEMENTS OF CASH FLOW – INDIRECT METHOD  (in thousands of Brazilian  reais – R$)

1 - Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
4.01	Net cash from operating activities	491,792	481,769	538,639	518,756
4.01.01	Cash generated from operations	(12,449)	(14,727)	(223)	(1,782)
4.01.01.01	Net income, including income tax and social contribution	380,491	862,101	433,313	697,511
4.01.01.02	Depreciation and amortization	36,914	72,306	37,216	74,433
4.01.01.03	Reserve for contingencies	0	0	9,447	9,447
4.01.01.04	Interest and monetary and exchange restatement	4,286	8,785	8,180	18,984
4.01.01.05	Equity in subsidiaries	(434,140)	(957,919)	(489,475)	(803,253)
4.01.01.06	Loss on the noncurrent assets disposal	0	0	1,096	1,096
4.01.02	Variation on assets and liabilities	504,241	496,496	538,862	520,538
4.01.02.01	Dividend and interest on shareholders’ equity received	493,015	500,014	540,768	551,768
4.01.02.02	Recoverable taxes	(1,691)	(2,144)	(1,016)	(2,206)
4.01.02.03	Escrow deposits	(393)	(393)	(2)	(2)
4.01.02.04	Other operating assets	(359)	(283)	69	153
4.01.02.05	Suppliers	(1,075)	(1,068)	232	(56)
4.01.02.06	Other taxes and social contributions	9,077	9,153	59	33
4.01.02.07	Interest on debts - paid	0	(19,398)	1	(29,817)
4.01.02.08	Other operating liabilities	5,667	10,615	(1,249)	665
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	13,524	22,617	8,171	75,496
4.02.01	Decrease of capital in subsidiaries	0	0	0	60,236
4.02.02	Acquisition of property, plant and equipment	(45)	(169)	0	0
4.02.03	Financial investments	11,179	21,239	10,324	20,066
4.02.04	Acquisition of intangible assets – other	0	0	(83)	(112)
4.02.05	Sale of noncurrent assets	0	(45)	10	0
4.02.06	Advances for future capital increase	(95)	(95)	(100)	(100)
4.02.07	Intercompany loans with subsidiaries and associated companies	2,413	1,614	(1,980)	(4,594)
4.02.08	Other	72	73	0	0
4.03	Net cash in financing activities	(652,302)	(652,540)	(603,516)	(603,779)
4.03.01	Payment of loans, financing and debentures (principal), net of derivatives	0	(198)	0	(239)
4.03.02	Dividend and interest on shareholders’ equity paid	(652,302)	(652,342)	(603,516)	(603,540)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(146,986)	(148,154)	(56,706)	(9,527)
4.05.01	Cash and cash equivalents at beginning of period	217,958	219,126	62,881	15,702
4.05.02	Cash and cash equivalents at end of period	70,972	70,972	6,175	6,175

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM APRIL 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	996,768	255,192	772,048	6,765,199
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	996,768	255,192	772,048	6,765,199
5.04	Net income / Loss for the period	0	0	0	0	355,101	0	355,101
5.05	Distribution	0	0	0	119,412	(774,429)	0	(655,017)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	119,412	(774,429)	0	(655,017)
5.05.03.01	Approval of dividend proposal	0	0	0	(655,017)	0	0	(655,017)
5.05.03.02	Additional dividen proposed	0	0	0	774,429	(774,429)	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	6,537	9,137	15,674
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.07.04	Equity on Comprehensive income of subsidiaries	0	0	0	0	6,537	9,137	15,674
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	1,116,180	(154,622)	781,185	6,536,183

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	996,768	(234,278)	765,667	6,269,348
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	996,768	(234,278)	765,667	6,269,348
5.04	Net income / Loss for the period	0	0	0	0	838,027	0	838,027
5.05	Distribution	0	0	0	119,412	(774,429)	0	(655,017)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	119,412	(774,429)	0	(655,017)
5.05.03.01	Approval of dividend proposal	0	0	0	(655,017)	0	0	(655,017)
5.05.03.02	Additional dividen proposed	0	0	0	774,429	(774,429)	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	13,081	15,518	28,599
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.07.04	Equity on Comprehensive income of subsidiaries	0	0	0	0	13,081	15,518	28,599
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	1,116,180	(154,622)	781,185	6,536,183

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian  reais – R$)

1 - Code	2 – Description	3 – 06/30/2010	4 – 12/31/2009
1	Total assets	18,983,500	18,490,759
1.01	Current assets	3,703,493	3,649,296
1.01.01	Cash and cash equivalents	1,377,449	1,487,243
1.01.02	Credits	2,076,943	1,988,133
1.01.02.01	Accounts receivable	1,823,550	1,752,858
1.01.02.01.01	Consumers, concessionaires and licensees	1,823,550	1,752,858
1.01.02.02	Other credits	253,393	235,275
1.01.02.02.01	Financial investments	40,209	39,253
1.01.02.02.02	Recoverable taxes	209,527	192,278
1.01.02.02.03	Derivatives	404	795
1.01.02.02.04	Leases	3,253	2,949
1.01.03	Materials and supplies	17,631	17,360
1.01.04	Other	231,470	156,560
1.02	Noncurrent assets	15,280,007	14,841,463
1.02.01	Long-term assets	3,573,869	3,565,323
1.02.01.01	Other credits	3,330,745	3,328,294
1.02.01.01.01	Consumers, concessionaires and licensees	192,642	224,887
1.02.01.01.02	Financial investments	70,143	79,835
1.02.01.01.03	Recoverable taxes	123,155	113,235
1.02.01.01.04	Deferred taxes	1,176,740	1,286,805
1.02.01.01.05	Escrow deposits	845,697	794,177
1.02.01.01.06	Derivatives	9,007	7,881
1.02.01.01.07	Leases	22,817	21,243
1.02.01.01.08	Financial asset of concession	762,899	674,029
1.02.01.01.09	Private pension plan	11,053	9,725
1.02.01.01.10	Investment at cost	116,592	116,477
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	243,124	237,029
1.02.02	Permanent assets	11,706,138	11,276,140
1.02.02.01	Investments	0	0
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Interest in subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	0	0
1.02.02.02	Property, plant and equipment	5,464,568	5,213,039
1.02.02.03	Intangible assets	6,241,570	6,063,101
1.02.02.04	Deferred charges	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDRES’ EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 06/30/2010	4 – 12/31/2009
2	Total liabilities	18,983,500	18,490,759
2.01	Current liabilities	3,426,192	3,422,933
2.01.01	Loans and financing	561,855	756,576
2.01.01.01	Accrued interest on debts	35,381	27,662
2.01.01.02	Loans and financing	526,474	728,914
2.01.02	Debentures	640,417	600,309
2.01.02.01	Accrued interest on debentures	114,217	101,284
2.01.02.02	Debentures	526,200	499,025
2.01.03	Suppliers	1,078,981	1,021,452
2.01.04	Taxes and social contributions payable	513,272	498,610
2.01.05	Dividends and interest on equity	18,381	25,284
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	613,286	520,702
2.01.08.01	Private pension plan	43,006	44,484
2.01.08.02	Regulatory charges	110,360	63,750
2.01.08.03	Accrued liabilities	64,024	50,898
2.01.08.04	Derivatives	1,281	7,012
2.01.08.05	Other	378,132	338,861
2.01.08.06	Public utilities	16,483	15,697
2.02	Noncurrent liabilities	8,765,752	8,531,047
2.02.01	Long-Term liabilities	8,765,752	8,531,047
2.02.01.01	Loans and financing	3,960,980	3,791,469
2.02.01.01.01	Accrued Interest on debts	8,733	62,427
2.02.01.01.02	Loans and financing	3,952,247	3,729,042
2.02.01.02	Debentures	2,946,876	2,751,169
2.02.01.03	Reserves	269,611	300,644
2.02.01.03.01	Reserve for contingencies	269,611	300,644
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,588,285	1,687,765
2.02.01.06.01	Suppliers	21,328	42,655
2.02.01.06.02	Provate pension plan	643,859	723,286
2.02.01.06.03	Taxes and social contributions payable	1,309	1,639
2.02.01.06.04	Deferred tax debts	279,815	282,010
2.02.01.06.05	Derivatives	1,134	5,694
2.02.01.06.06	Other	222,882	226,644
2.02.01.06.07	Public utilities	417,958	405,837
2.03	Deferred revenue	0	0
2.04	Noncontrolling shareholders’ interest	255,373	267,431
2.05	Shareholders’ equity	6,536,183	6,269,348
2.05.01	Capital	4,793,424	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	1,116,180	996,768
2.05.04.01	Legal	341,751	341,751
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	774,429	655,017
2.05.04.07.01	Additional proposed dividend	774,429	655,017
2.05.05	Equity valuation adjustments	781,185	765,667
2.05.05.01	Adjustment of financial investments	0	0
2.05.05.02	Adjustment of cumulative translation	0	0
2.05.05.03	Adjustment of business combinations	0	0
2.05.06	Accumulated profit or loss	(154,622)	(234,278)
2.05.07	Advance for future capital increase	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	Operating revenues	4,220,035	8,470,817	4,092,647	7,857,079
3.02	Deductions from operating revenues	(1,352,476)	(2,724,533)	(1,241,638)	(2,418,912)
3.03	Net operating revenues	2,867,559	5,746,284	2,851,009	5,438,167
3.04	Cost of electric energy services	(2,018,797)	(3,818,004)	(1,908,116)	(3,786,847)
3.04.01	Electric energy purchased for resale	(1,216,936)	(2,343,769)	(1,263,252)	(2,497,269)
3.04.02	Electric energy network usage charges	(292,538)	(573,013)	(230,764)	(517,521)
3.04.03	Personnel	(85,872)	(173,675)	(89,193)	(167,124)
3.04.04	Employee pension plans	21,803	43,605	(901)	(1,802)
3.04.05	Material	(15,736)	(29,155)	(13,779)	(26,334)
3.04.06	Outsourced services	(47,332)	(83,101)	(41,826)	(76,808)
3.04.07	Depreciation and amortization	(111,801)	(220,954)	(112,720)	(223,508)
3.04.08	Other	(16,098)	(32,042)	(10,381)	(23,437)
3.04.09	Cost of services rendered to third parties	0	0	0	0
3.04.10	Costs related to infrastructure construction	(253,020)	(403,464)	(144,065)	(250,462)
3.04.11	Other costs related to services rendered to third parties	(1,267)	(2,436)	(1,235)	(2,582)
3.05	Gross operating income	848,762	1,928,280	942,893	1,651,320
3.06	Operating income (expense)	(288,754)	(608,628)	(295,660)	(574,445)
3.06.01	Sales and marketing	(79,948)	(143,858)	(68,115)	(115,807)
3.06.02	General and administrative	(70,816)	(190,208)	(95,193)	(196,179)
3.06.03	Financial income (expense)	(84,124)	(166,131)	(75,336)	(151,292)
3.06.03.01	Financial income	101,865	202,292	70,344	174,396
3.06.03.02	Financial expenses	(185,989)	(368,423)	(145,680)	(325,688)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(53,866)	(108,431)	(57,016)	(111,167)
3.06.05.01	Amortization of intangible asset of concession	(48,041)	(92,729)	(48,563)	(95,287)
3.06.05.02	Other operating expense	(5,825)	(15,702)	(8,453)	(15,880)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Operating income	560,008	1,319,652	647,233	1,076,875
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Nonoperating income	0	0	0	0
3.08.02	Nonoperating expense	0	0	0	0
3.09	Income before taxes on income and profit sharing	560,008	1,319,652	647,233	1,076,875
3.10	Income tax and social contribution	(176,455)	(388,957)	(121,408)	(259,292)
3.10.01	Social contribution	(47,080)	(103,136)	(31,909)	(69,148)
3.10.02	Income tax	(129,375)	(285,821)	(89,499)	(190,144)
3.11	Deferred income tax and social contribution	(23,783)	(83,062)	(107,507)	(130,388)
3.11.01	Social contribution	(6,053)	(22,539)	(28,212)	(33,989)
3.11.02	Income tax	(17,730)	(60,523)	(79,295)	(96,399)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.14	Noncontrolling shareholders’ interest	(4,669)	(9,606)	(8,999)	(13,167)
3.15	Net income	355,101	838,027	409,319	674,028
	SHARES OUTSTANDING EX-TREASURY STOCK (units)	481,137,130	481,137,130	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.73805	1.74176	0.85291	1.40449
	LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method  (in thousands of Brazilian  reais – R$)

1 - Code	2 - Description	3 – 04/01/2010 to 06/30/2010	4 – 01/01/2010 to 06/30/2010	5 – 04/01/2009 to 06/30/2009	6 – 01/01/2009 to 06/30/2009
4.01	Net cash from operating activities	482,998	1,156,412	609,226	904,186
4.01.01	Cash generated from operations	664,716	1,721,473	994,118	1,734,919
4.01.01.01	Net income, including income tax and social contribution	560,008	1,319,652	647,233	1,076,875
4.01.01.02	Depreciation and amortization	168,136	334,245	170,508	336,974
4.01.01.03	Reserve for contingencies	(168,692)	(159,540)	16,771	5,158
4.01.01.04	Interest and monetary and exchange restatement	128,282	255,434	129,824	281,614
4.01.01.05	(Gain) / Loss on pension plan	(21,806)	(43,605)	933	1,834
4.01.01.06	Losses on disposal of noncurrent assets	2,522	3,944	8,351	11,855
4.01.01.07	Deferred taxes - PIS and COFINS	(3,734)	11,343	20,498	20,609
4.01.02	Variation on assets and liabilities	(181,718)	(565,061)	(384,892)	(830,733)
4.01.02.01	Consumers, Concessionaires and Licensees	(8,079)	(38,447)	(29,599)	(129,180)
4.01.02.02	Recoverable Taxes	(45,565)	(27,169)	1,531	(143)
4.01.02.03	Escrow deposits	(2,722)	(27,462)	(16,600)	(4,501)
4.01.02.04	Other operating assets	(42,836)	(67,630)	17,579	4,477
4.01.02.05	Suppliers	72,922	36,202	(28,608)	(24,152)
4.01.02.06	Taxes and social contributions paid	(155,158)	(341,487)	(130,809)	(305,783)
4.01.02.07	Other taxes and social contributions	(50,840)	(34,789)	(25,150)	(6,924)
4.01.02.08	Employee Pension Plans	(15,783)	(37,297)	(11,471)	(35,544)
4.01.02.09	Interest paid on debt	(90,915)	(243,167)	(133,758)	(272,363)
4.01.02.10	Regulatory Charges	9,719	46,610	(5,264)	(22,016)
4.01.02.11	Other operating liabilities	147,539	169,575	(22,743)	(34,604)
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(417,387)	(701,912)	(258,292)	(501,290)
4.02.01	Acquisition of Interest in subsidiaries	(117)	(117)	(133)	(133)
4.02.02	Addition to property, plant and equipment	(163,006)	(281,147)	(89,136)	(265,479)
4.02.03	Financial investments	14,555	17,746	35,203	46,194
4.02.04	Acquisition of intangible assets – other	(265,546)	(440,934)	(187,966)	(270,404)
4.02.05	Sale of noncurrent assets	1,848	4,716	3,607	7,456
4.02.06	Other	(5,121)	(2,176)	(19,867)	(18,924)
4.03	Net cash in financing activities	(378,457)	(564,294)	(488,479)	(412,839)
4.03.01	Loans, financing and debentures obtained	640,542	800,103	667,864	906,021
4.03.02	Payments of Loans, financing and debentures , net of derivatives	(372,886)	(715,284)	(569,153)	(731,641)
4.03.03	Dividend and interest on shareholders’ equity paid	(646,113)	(649,113)	(587,190)	(587,219)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(312,846)	(109,794)	(137,545)	(9,943)
4.05.01	Cash and cash equivalents at beginning of period	1,690,295	1,487,243	886,056	758,452
4.05.02	Cash and cash equivalents at end of period	1,377,449	1,377,449	748,511	748,509

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM APRIL 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	996,768	255,192	772,048	6,765,199
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	996,768	255,192	772,048	6,765,199
5.04	Net income / Loss for the period	0	0	0	0	355,101	0	355,101
5.05	Distribution	0	0	0	119,412	(774,429)	0	(655,017)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	119,412	(774,429)	0	(655,017)
5.05.03.01	Approval of dividend proposal	0	0	0	(655,017)	0	0	(655,017)
5.05.03.02	Additional dividen proposed	0	0	0	774,429	(774,429)	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	6,537	9,137	15,674
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.07.04	Adjustment of financial instruments	0	0	0	0	19	23,746	23,765
5.07.05	Tax on adjustments of financial instruments	0	0	0	0	0	(8,091)	(8,091)
5.07.06	Realization of revaluation reserve	0	0	0	0	9,880	(9,880)	0
5.07.07	Tax on realization of revaluation reserve	0	0	0	0	(3,362)	3,362	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	1,116,180	(154,622)	781,185	6,536,183

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	996,768	(234,278)	765,667	6,269,348
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	996,768	(234,278)	765,667	6,269,348
5.04	Net income / Loss for the period	0	0	0	0	838,027	0	838,027
5.05	Distribution	0	0	0	119,412	(774,429)	0	(655,017)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	119,412	(774,429)	0	(655,017)
5.05.03.01	Approval of dividend proposal	0	0	0	(655,017)	0	0	(655,017)
5.05.03.02	Additional dividen proposed	0	0	0	774,429	(774,429)	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	13,081	15,518	28,599
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.07.04	Adjustment of financial instruments	0	0	0	0	38	43,310	43,348
5.07.05	Tax on adjustments of financial instruments	0	0	0	0	0	(14,749)	(14,749)
5.07.06	Realization of revaluation reserve	0	0	0	0	19,767	(19,767)	0
5.07.07	Tax on realization of revaluation reserve	0	0	0	0	(6,724)	6,724	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	1,116,180	(154,622)	781,185	6,536,183

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

 CPFL Energia S.A.

 Balance Sheets as of June 30, 2010 and December 31, 2009

 (in thousands of Brazilian Reais)

	Parent Company		Consolidated
ASSETS	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009

CURRENT ASSETS
Cash and Banks (note 6)	70,972	219,126	1,377,449	1,487,243
Consumers, Concessionaires and Licensees (note 7)	-	-	1,823,550	1,752,858
Dividends and Interest on Equity (note 13.2)	408,867	201,772	-	-
Financial Investments (note 8)	40,209	39,253	40,209	39,253
Recoverable Taxes (note 9)	46,465	44,310	209,527	192,278
Derivatives (note 31)	97	252	404	795
Materials and Supplies	-	-	17,631	17,360
Leases	-	-	3,253	2,949
Other credits (note 12)	3,077	2,643	231,470	156,560
TOTAL CURRENT ASSETS	569,687	507,356	3,703,493	3,649,296

NÃO CIRCULANTE

Consumers, Concessionaires and Licensees (note 7)	-	-	192,642	224,887
Due from Related Parties	23,488	25,102	-	-
Escrow Deposits (note 22)	10,203	9,810	845,697	794,177
Financial Investments (note 8)	51,675	62,179	70,143	79,835
Recoverable Taxes (note 9)	2,787	2,787	123,155	113,235
Derivatives (nota 31)	-	-	9,007	7,881
Tax Credits (note 10)	170,917	176,199	1,176,740	1,286,805
Leases	-	-	22,817	21,243
Financial asset of concession (note 11)	-	-	762,899	674,029
Private pension plan (note 20)	-	-	11,053	9,725
Investment at cost	-	-	116,592	116,477
Other Credits (note 12)	45,527	51,394	243,124	237,029
		-		-
Investments (note 13)	6,263,684	6,006,277	-	-
Property, Plant and Equipment (note 14)	170	1	5,464,568	5,213,039
Intangible assets (note 15)	2,333	420	6,241,570	6,063,101
TOTAL NONCURRENT ASSETS	6,570,784	6,334,169	15,280,007	14,841,463

TOTAL ASSETS	7,140,471	6,841,525	18,983,500	18,490,759

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

 CPFL Energia S.A.

 Balance Sheets as of June 30, 2010 and December 31, 2009

 (in thousands of Brazilian Reais)

	Parent Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009

CURRENT LIABILITIES
Suppliers (note 18)	1,590	2,658	1,078,981	1,021,452
Accrued Interest on Debts (note 16)	-	-	35,381	27,662
Accrued Interest on Debentures (note 17)	13,673	12,788	114,217	101,284
Loans and Financing (note 16)	-	-	526,474	728,914
Debentures (note 17)	-	-	526,200	499,025
Private Pension Plan (note 20)	-	-	43,006	44,484
Regulatory Charges (note 21)	-	-	110,360	63,750
Taxes and Social Contributions Payable (note 19)	28,060	102	513,272	498,610
Dividends and Interest on Equity	16,734	17,036	18,381	25,284
Accrued liabilities	139	78	64,024	50,898
Derivatives (note 31)	103	-	1,281	7,012
Public Utilities (note 23)	-	-	16,483	15,697
Other (note 24)	9,716	7,487	378,132	338,861
TOTAL CURRENT LIABILITIES	70,015	40,149	3,426,192	3,422,933

NONCURRENT LIABILITIES
Suppliers (note 18)	-	-	21,328	42,655
Accrued Interest on Debts (note 16)	-	-	8,733	62,427
Loans and Financing (note 16)	-	-	3,952,247	3,729,042
Debentures (note 17)	450,000	450,000	2,946,876	2,751,169
Private Pension Plan (note 20)	-	-	643,859	723,286
Taxes and Social Contributions Payable (note 19)	-	-	1,309	1,639
Deferred tax debits (note 10)	-	-	279,815	282,010
Reserve for contingencies (note 22)	10,193	9,800	269,611	300,644
Derivatives (note 31)	598	1,056	1,134	5,694
Public Utilities (note 23)	-	-	417,958	405,837
Other (note 24)	73,482	71,172	222,882	226,644
TOTAL NONCURRENT LIABILITIES	534,273	532,028	8,765,752	8,531,047

SHAREHOLDERS' EQUITY (note 25)
Capital	4,793,424	4,741,175	4,793,424	4,741,175
Capital Reserves	16	16	16	16
Profit Reserves	341,751	341,751	341,751	341,751
Additional dividend proposed	774,429	655,017	774,429	655,017
Revaluation Reserve	781,185	765,667	781,185	765,667
Retained earnings	(154,622)	(234,278)	(154,622)	(234,278)
	6,536,183	6,269,348	6,536,183	6,269,348

Net equity attributable to controlling shareholders	6,536,183	6,269,348	6,536,183	6,269,348
Net equity attributable to noncontrolling shareholders		-	255,373	267,431

TOTAL SHAREHOLDERS' EQUITY	6,536,183	6,269,348	6,791,556	6,536,779

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,140,471	6,841,525	18,983,500	18,490,759

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

 CPFL Energia S.A.

Statement of income for the periods ended in June 30, 2010 and 2009

 (in thousands of Brazilian Reais)

	Parent Company				Consolidated
	2010		2009		2010		2009
	2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half

NET OPERATING REVENUE (note 26)	2	2	-	-	2,867,559	5,746,284	2,851,009	5,438,167

COST OF ELECTRIC ENERGY SERVICES
Cost of Electric Energy (note 27)	-	-	-	-	(1,509,474)	(2,916,782)	(1,494,016)	(3,014,790)
Operating Cost (note 28)	-	-	-	-	(255,036)	(495,322)	(268,800)	(519,013)
Services Rendered to Third Parties (note 28)	-	-	-	-	(254,287)	(405,900)	(145,300)	(253,044)

GROSS OPERATING INCOME	2	2	-	-	848,762	1,928,280	942,893	1,651,320

Operating expenses (note 28)
Sales expenses	-	-	-	-	(79,948)	(143,858)	(68,115)	(115,807)
General and Administrative expenses	(6,226)	(11,022)	(4,071)	(7,883)	(70,816)	(190,208)	(95,193)	(196,179)
Other Operating Expense	(36,878)	(72,240)	(38,283)	(75,470)	(53,866)	(108,431)	(57,016)	(111,167)
	(43,104)	(83,262)	(42,354)	(83,353)	(204,630)	(442,497)	(220,324)	(423,153)

INCOME FROM ELECTRIC ENERGY SERVICE	(43,102)	(83,260)	(42,354)	(83,353)	644,132	1,485,783	722,569	1,228,167

Equity in subsidiaries (note 13)	434,141	957,920	489,475	803,253	-	-	-	-

FINANCIAL INCOME (EXPENSE) (note 29)
Income	8,252	22,478	2,854	12,204	101,865	202,292	70,344	174,396
Expense	(18,786)	(35,022)	(16,674)	(34,591)	(185,989)	(368,423)	(145,680)	(325,688)
	(10,534)	(12,544)	(13,820)	(22,387)	(84,124)	(166,131)	(75,336)	(151,292)

INCOME BEFORE TAXES	380,505	862,116	433,301	697,513	560,008	1,319,652	647,233	1,076,875

Social contribution (note 10)	(5,856)	(5,520)	(5,327)	(5,310)	(53,133)	(125,675)	(60,121)	(103,137)
Income tax (note 10)	(19,548)	(18,569)	(18,655)	(18,175)	(147,105)	(346,344)	(168,794)	(286,543)
	(25,404)	(24,089)	(23,982)	(23,485)	(200,238)	(472,019)	(228,915)	(389,680)

NET INCOME	355,101	838,027	409,319	674,028	359,770	847,633	418,318	687,195

Net income attributable to controlling shareholders					355,101	838,027	409,319	674,028
Net income attributable to noncontrolling shareholders					4,669	9,606	8,999	13,167

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                      Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                               Date: June 30, 2010

 CPFL Energia S.A.

 Statement of changes in shareholders' equity for the period ended in June 30, 2010
 (in thousands of Brazilian Reais)

					Other comprehensive
				Additional	income				Noncontrolling	Total
	Capital	Capital	Legal	dividend	Deemed	Financial	Retained earnings	Total	shareholders'	Shareholders'
		Reserevs	reserve	proposed	cost	instruments			interest	equity
Balance at December 31, 2009	4,741,175	16	341,751	655,017	635,871	129,796	(234,278)	6,269,348	267,431	6,536,779

Capital increase	52,249	-	-	-	-	-	-	52,249	-	52,249
Net income for the period	-	-	-	-	-	-	838,027	838,027	9,606	847,633
Proposed dividend	-	-	-	-	-	-	2,977	2,977	-	2,977
Approval of dividend proposal	-	-	-	(655,017)	-	-	-	(655,017)	-	(655,017)

Changes in Other Comprehensive Income:
- Gain (Loss) in financial instruments	-	-	-	-	-	43,379	-	43,379	(3,733)	39,646
- Tax on financial instruments	-	-	-	-	-	(14,749)	-	(14,749)	1,270	(13,479)
- Realization of financial instruments	-	-	-	-	-	(69)	38	(31)	-	(31)
- Realization of deemed cost of fixed assets	-	-	-	-	(19,767)	-	19,767	-	-	-
- Tax on deemed cost realization	-	-	-	-	6,724	-	(6,724)	-	-	-

Allocation of income:
- Interim Dividend	-	-	-	774,429	-	-	(774,429)	-	(6,181)	(6,181)
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	(13,020)	(13,020)

Balance at June 30, 2010	4,793,424	16	341,751	774,429	622,828	158,357	(154,622)	6,536,183	255,373	6,791,556

 CPFL Energia S.A.

 Statement of changes in shareholders' equity for the period ended in June 30, 2009

 (in thousands of Brazilian Reais)

					Other comprehensive
				Additional	income				Noncontrolling	Total
	Capital	Capital	Legal	dividend	Deemed	Financial	Retained earnings	Total	shareholders'	Shareholders'
		Reserevs	reserve	proposed	cost	instruments			interest	equity
Balance at December 31, 2009	4,741,175	16	277,428	606,105	661,975	137,895	(631,911)	5,792,683	258,163	6,050,846

Net income for the period	-	-	-	-	-	-	674,027	674,027	13,167	687,194
Proposed dividend	-	-	-	-	-	-	2,022	2,022	-	2,022
Approval of dividend proposal	-	-	-	(606,105)	-	-	-	(606,105)	(14,244)	(620,349)

Changes in Other Comprehensive Income:
- Gain (Loss) in financial instruments	-	-	-	-	-	(7,286)	-	(7,286)	(101)	(7,387)
- Tax on financial instruments	-	-	-	-	-	2,477	-	2,477	35	2,512
- Realization of financial instruments	-	-	-	-	-	(373)	373	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(19,764)	-	19,764	-	-	-
- Tax on deemed cost realization	-	-	-	-	6,720	-	(6,720)	-	-	-

Allocation of income:
- Interim Dividend	-	-	-	571,671	-	-	(571,671)	-	-	-
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	152	152

Balance at June 30, 2009	4,741,175	16	277,428	571,671	648,931	132,713	(514,116)	5,857,818	257,172	6,114,990

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

 CPFL Energia S.A.

 Statement of Cash Flow for the periods ended in June 30, 2010 and 2009

	Parent Company				Consolidated
	2010		2009		2010		2009
	2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half

OPERATING CASH FLOW
Income (Loss) for the period, including income tax and social contribution	380,491	862,101	433,313	697,511	560,008	1,319,652	647,233	1,076,875
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH DERIVED FROM OPERATIONS
Depreciation and amortization	36,914	72,306	37,216	74,433	168,136	334,245	170,508	336,974
Reserve for contingencies	-	-	9,447	9,447	(168,692)	(159,540)	16,771	5,158
Interest and monetary restatement	4,286	8,785	8,180	18,984	128,282	255,434	129,824	281,614
Pension plan costs	-	-	-	-	(21,806)	(43,605)	933	1,834
Equity in subsidiaries	(434,140)	(957,919)	(489,475)	(803,253)	-	-	-	-
Losses on the write-off of noncurrent assets	-	-	1,096	1,096	2,522	3,944	8,351	11,855
Deferred taxes (PIS and COFINS) - assets and liabilities	-	-	-	-	(3,734)	11,343	20,498	20,609

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	-	-	(8,079)	(38,447)	(29,599)	(129,180)
Dividend and interest on equity received	493,015	500,014	540,768	551,768	-	-	-	-
Recoverable taxes	(1,691)	(2,144)	(1,016)	(2,206)	(45,565)	(27,169)	1,531	(143)
Escrow deposits	(393)	(393)	(2)	(2)	(2,722)	(27,462)	(16,600)	(4,501)
Other operating assets	(359)	(283)	69	153	(42,836)	(67,630)	17,579	4,477

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(1,075)	(1,068)	232	(56)	72,922	36,202	(28,608)	(24,152)
Taxes and social contributions paid	-	-	-	-	(155,158)	(341,487)	(130,809)	(305,783)
Other taxes and social contributions	9,077	9,153	59	33	(50,840)	(34,789)	(25,150)	(6,924)
Other liabilities with employee pension plans	-	-	-	-	(15,783)	(37,297)	(11,471)	(35,544)
Interest on debts - paid	-	(19,398)	1	(29,817)	(90,915)	(243,167)	(133,758)	(272,363)
Regulatory charges	-	-	-	-	9,719	46,610	(5,264)	(22,016)
Other operating liabilities	5,667	10,615	(1,249)	665	147,539	169,575	(22,743)	(34,604)
CASH FLOWS PROVIDED (USED) BY OPERATIONS	491,792	481,769	538,639	518,756	482,998	1,156,412	609,226	904,186

INVESTMENT ACTIVITIES
Increase in investments on subsidiaries	-	-	-	-	(117)	(117)	(133)	(133)
Capital decrease in subsidiaries	-	-	-	60,236	-	-	-	-
Increase in property, plant and equipment	(45)	(169)	-	-	(163,006)	(281,147)	(89,136)	(265,479)
Financial investments	11,179	21,239	10,324	20,066	14,555	17,746	35,203	46,194
Additions to intangible assets	-	-	(83)	(112)	(265,546)	(440,934)	(187,966)	(270,404)
Sale of noncurrent assets	-	(45)	10	-	1,848	4,716	3,607	7,456
Advances for future capital increase	(95)	(95)	(100)	(100)	-	-	-	-
Intercompany loans with subsidiaries and associated companies	2,413	1,614	(1,980)	(4,594)	-	-	-	-
Other	72	73	-	-	(5,121)	(2,176)	(19,867)	(18,924)

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	13,524	22,617	8,171	75,496	(417,387)	(701,912)	(258,292)	(501,290)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	-	-	640,542	800,103	667,864	906,021
Payments of Loans, financing and debentures, net of derivatives	-	(198)	-	(239)	(372,886)	(715,284)	(569,153)	(731,641)
Dividend and interest on equity paid	(652,302)	(652,342)	(603,516)	(603,540)	(646,113)	(649,113)	(587,190)	(587,219)

GENERATION (UTILIZATION) OF CASH IN FINANCING	(652,302)	(652,540)	(603,516)	(603,779)	(378,457)	(564,294)	(488,479)	(412,839)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(146,986)	(148,154)	(56,706)	(9,527)	(312,846)	(109,794)	(137,545)	(9,943)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	217,958	219,126	62,881	15,702	1,690,295	1,487,243	886,056	758,452

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	70,972	70,972	6,175	6,175	1,377,449	1,377,449	748,511	748,509

SUPPLEMENTARY INFORMATION
Incorporation of minority shareholders by means of a share issue (note 12)	52,249	-	-	-	52,249	-	-	-

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Added Value Statements For the periods ended June 30, 2010 and 2009
		Parent Company				Consolidated
		2010		2009		2010		2009
		2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half

1- Revenues		2	2	83	112	4,768,979	9,324,974	4,360,169	8,336,089
1.1	Operating revenues	2	2	-	-	3,967,015	8,067,353	3,948,582	7,606,617
1.2	Revenue from infrastructure construction	-	-	-	-	253,020	403,464	144,065	250,462
1.3	Revenues related to the construction of own assets	-	-	83	112	567,252	886,764	279,479	487,955
1.4	Allowance for doubtful accounts	-	-	-	-	(18,308)	(30,080)	(11,921)	(8,812)
1.5	Other	-	-	-	-	-	(2,527)	(36)	(133)

2 - (-) Inputs		(5,188)	(9,061)	(4,588)	(7,722)	(2,617,447)	(4,824,963)	(2,227,766)	(4,364,541)
2.1	Electricity Purchased for Resale	-	-	-	-	(1,678,781)	(3,260,617)	(1,664,894)	(3,337,493)
2.2	Material	(24)	(39)	(4)	(12)	(371,952)	(538,820)	(141,346)	(238,819)
2.3	Outsourced Services	(3,778)	(6,580)	(1,981)	(3,822)	(515,923)	(890,534)	(353,563)	(645,223)
2.4	Other	(1,386)	(2,442)	(2,603)	(3,888)	(49,642)	(132,790)	(66,855)	(140,713)
2.5	Cost of Service Rendered	-	-	-	-	(1,149)	(2,202)	(1,108)	(2,293)
						-	-	-
3 - Gross Added Value (1 + 2)		(5,186)	(9,059)	(4,505)	(7,610)	2,151,532	4,500,011	2,132,403	3,971,548

4 - Retentions		(36,914)	(72,306)	(37,217)	(74,433)	(174,575)	(342,968)	(176,183)	(348,420)
4.1	Depreciation and Amortization	(36)	(66)	(30)	(59)	(126,534)	(250,239)	(127,620)	(253,133)
4.2	Amortization of intangible assets	(36,878)	(72,240)	(37,187)	(74,374)	(48,041)	(92,729)	(48,563)	(95,287)

5 - Net Added Value Generated (3 + 4)		(42,100)	(81,365)	(41,722)	(82,043)	1,976,957	4,157,043	1,956,220	3,623,128

6 - Added Value Received in Transfer		451,510	989,515	501,776	824,904	112,846	214,776	81,616	188,690
6.1	Financial Income	17,369	31,595	12,301	21,651	112,846	214,776	81,616	188,690
6.2	Equity in Subsidiaries	434,141	957,920	489,475	803,253	-	-	-	-
						-	-	-	-
7 - Added Value to be Distributed (5 + 6)		409,410	908,150	460,054	742,861	2,089,803	4,371,819	2,037,836	3,811,818

8 - Distribution of Added Value
8.1	Personnel and Charges	834	1,566	404	951	120,815	238,402	143,646	267,100
	8.1.1 Direct Remuneration	770	1,453	389	852	95,565	185,333	99,099	181,095
	8.1.2 Benefits	33	52	12	28	17,665	38,419	37,160	70,724
	8.1.3 Government severance indemnity fund for employees - F.G.T.S.	31	61	3	71	7,585	14,650	7,387	15,281
8.2	Taxes, Fees and Contributions	34,673	33,495	33,662	33,268	1,391,736	2,868,556	1,316,478	2,504,756
	8.2.1 Federal	34,667	33,489	33,662	33,268	719,595	1,510,484	664,714	1,236,388
	8.2.2 State	-	-	-	-	671,045	1,351,953	650,593	1,262,495
	8.2.3 Municipal	6	6	-	-	1,096	6,119	1,171	5,873
8.3	Interest and Rentals	18,802	35,062	16,669	34,614	217,482	417,228	159,394	352,767
	8.3.1 Interest	18,779	35,015	16,638	34,545	213,580	410,355	155,883	346,175
	8.3.2 Rental	23	47	31	69	3,902	6,873	3,511	6,592
8.4	Interest on capital	355,101	838,027	409,319	674,028	359,770	847,633	418,318	687,195
	8.4.1 Retained profits	355,101	838,027	409,319	674,028	359,770	847,633	418,318	687,195

		409,410	908,150	460,054	742,861	2,089,803	4,371,819	2,037,836	3,811,818

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(1)     OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Cj 2 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	262	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 99,99%	Interior of São Paulo and Paraná	27	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 95,92%	Interior of S. Paulo	7	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 87,27%	Interior of S. Paulo	2	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 86,73%	Interior of S. Paulo	5	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 86,73%	Interior of São Pauo and Minas Gerais	4	16 years	July 2015

Installed power
Energy generation - operational	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás e Minas Gerais	1 Hydroelectric, 20 PCHs e 1 Thermal*	812 MW	812 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina e Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A.- EPASA ("EPASA")	Private corporation	Indirect 51%	Paraíba	2 Thermals	342 MW	174 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 52,34%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Limited company	Indirect 100%	Rio Grande do Sul	4 Small Hydroelectric Plants (RS)	2,65 MW	2,65 MW
(*) PCH - Small Hydropower Plant Central Hidrelétrica (**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Energy generation - under development	Company Type	Equity Interest	Location	Number of plants / type of energy	Scheduled start-up date	Projected installed power

Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina e Rio Grande do Sul	1 Hydroelectric	4th quarter 2010	855 MW
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	4th quarter 2010	45 MW
CPFL Bio Formosa S.A. ("CPFL Bio Formosa")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Thermal (Biomass)	2011	40 MW
CPFL Bio Buriti S.A. ("CPFL Bio Buriti")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	50 MW
CPFL Bio Ipê S.A. ("CPFL Bio Ipê")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	25 MW
CPFL Bio Pedra S.A. ("CPFL Bio Pedra")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2012	70 MW
Santa Clara I Energias Renováveis Ltda. ("Santa Clara I")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara I Energias Renováveis Ltda. ("Santa Clara II")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara I Energias Renováveis Ltda. ("Santa Clara III")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara I Energias Renováveis Ltda. ("Santa Clara IV")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara I Energias Renováveis Ltda. ("Santa Clara V")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara I Energias Renováveis Ltda. ("Santa Clara VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Eurus VI Energias Renováveis Ltda. ("Eurus VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
(*) The predicted installed power for the Santa Clara Wind Power complex is 188 MW.

Energy commercialization and services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 87.82%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 87.34%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Venture capital company	Direct 100%

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(2)       PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

In accordance with CVM Decision 603/2009, amended by CVM Decision 656/2011, the Company opted to re-present the quarterly financial information for 2010 compared to 2009 after publication of the 2010 financial statements. As such, the financial information presented here should be read together with the financial statements for 2010 compared to 2009.

The quarterly financial information presented here shows the figures originally presented, adjusted to reflect the alterations resulting from having applied the accounting pronouncements issued by the Brazilian Committee on Accounting Pronouncements (CPC) and approved by the Brazilian Securities Commission (CVM).  Note 5 shows the main adjustments made as a result of having adopted the new accounting practices.

The mainly accounting policies set out on the preparation of these quarterly financial statments are consistent with those adopted in the annual financial statements. These accounting policies have been applied consistently to all periods presented in these individual and consolidated financial statements.

2.1 Basis of preparation

The individual (Parent Company) and consolidated quarterly financial statements were prepared and presented in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and are being presented in accordance with “CPC21 Demonstrações Intermediárias”.

The Company also follows the guidelines of the Accounting Manual of the Public Electric Energy and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with generally accepted accounting practices in Brazil and/or international accounting practices.

The individual quarterly financial statements are in conformity with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB, except for evaluation of investments in subsidiaries and jointly-owned entities, which are accounted for by the equity method, while for the IFRS they should be accounted for by the cost or fair value method.

The consolidated quarterly financial statements were also prepared and are presented in full conformity with the IFRS.

Note 5 shows the main differences between the accounting practices adopted previously in Brazil and the current and effective standards presented herein.

2.2 Basis of measurement

The quarterly financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments at fair value through profit or loss measured, iii) available-for-sale financial assets are measured at fair value, iv) property, plant and equipment adjusted to reflect the “deemed cost” on the transition date, and v) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

2.3 Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis. Adjustments derived from revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes during the next financial year is included in the following notes:

•         Note 10 – Deferred tax credits and debits;

•         Note 12 – Financial asset of concession;

•         Note 15 – Intangible assets;

•         Note 20 – Employee Pension Plan;

•         Note 22 – Reserve for contingency, and

•         Note 31 – Financial instruments and Operating Risks.

2.4 Functional currency and presentation currency

The individual and consolidated financial statements are presented in thousands of Brazilian reais, which is the Company's functional currency.

2.5 Basis of consolidation

(i) Business combinations

- Acquisitions made after January 1, 2009

In the case of acquisitions made after January 1, 2009, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

- Acquisitions prior to January 1, 2009

As part of the transition to the IFRS and CPC the Company opted not to re-present business combinations prior to January 1, 2009. In relation to acquisitions prior to January 1, 2009 the goodwill represents the amount recognized under the accounting practices adopted previously. This goodwill was tested for impairment at the transition date, in accordance with Note 3.6.

(ii) Subsidiaries and jointly-owned entities:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

The financial statements of subsidiaries and jointly-owned entities (joint ventures) are included in the consolidated financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries and jointly controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders’ equity after the statement of income for the period in each year presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions within equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) energy commercialization and service provision activities (“Commercialization”); and (iv) other, basically corresponding to corporate services and other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on Corporate Interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

As of June 30, 2010, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços and Jaguari Geração.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, which are presented as an integral part of the quarterly inancial statements in accordance with the CPC standards for public companies, while for the IFRS they represent additional financial information.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these individual and consolidated financial statements.

3.1 Concession agreements

ICPC 01 “Concession Agreements” establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and rollforwarded from the time of construction, complying with the provisions of the CPCs and IFRSs, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by reversing the assets at the end of the concession.

The value of the concession financial assets is determined at fair value, based on the remuneration of the assets established by the regulatory authority. The financial asset is classified as available-for-sale and is restated and amortized annually in accordance with the adjustment of its fair value, against the revaluation reserve in equity.

The remaining amount is registered in intangible assets and corresponds to the right to charge consumers for electric energy distribution services, amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Provision of infrastructure construction services is registered in accordance with CPC 17 – Construction Contracts, against a financial asset corresponding to the amount subject to compensation. Residual amounts are classified as intangible assets and will be amortized over the concession period in accordance with the economic pattern against which the revenue from consumption of electric energy is collected.

In accordance with (i) the tariff model that does not provide for a profit margin for the infrastructure construction activity, (ii) the way in which the subsidiaries manage the building by using a high level of outsourcing, and (iii) there is no provision for gains on constructions in the Company‘s business plans, management is of the opinion that the margins on this operation are irrelevant, and therefore no additional value to the cost is considered in the composition of the revenue. The revenue and construction costs are therefore presented in profit or loss for the period at the same amounts.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

3.2 Financial instruments

- Financial assets:

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become one of the parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Classified at fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the period.

The main financial assets classified by the Company and its subsidiaries in this category are: (i) bank balances and financial investments (Note 6), (ii) financial investments (Note 8) and (iii) derivatives (Note 31).

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

The Company and its subsidiaries classify the following financial assets in this category: (i) security receivable from CESP (Note 8) and (ii) receivables of the subsidiary CPFL Paulista from CESP (Note 12).

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 7), (ii) dividends and Interest on shareholders’ equity  (Note 13.2) and (iii) other credits (Note 12).

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the net operating income. Changes for registration at fair value are recognized in the revaluation reserve in equity. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The option to designate this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be registered as loans and receivables as the compensation will not be fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession (Note 4).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

- Financial liabilities:

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a part of the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to evaluate the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are registered at fair value and for any change in the subsequent measurement of the fair value, set through profit or loss.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain foreign currency debts (Note 16) and (ii) derivatives (Note 31).

ii.       Not measured at fair value through profit or loss: these other financial liabilities that are not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The main financial liabilities classified in this category are: (i) suppliers (note 18), (ii) loans and financing (note 16), (iii) debt charges (Note 16); (iv) debenture charges (Note 17); (v) debentures (Note 17); (vi) public utilities (Note 23); (vii) dividends payable and (viii) other accounts payable (note 24).

The Company accounts for warranties when these are issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest. Such warranties are initially measured at fair value, by (i) a liability equivalent to the income to be appropriated, which will subsequently be recognized as the Company is released from the obligations and (ii) an asset equivalent to the right to compensation by the guaranteed party, subsequently amortized by receipt of cash or on a straight-line basis to profit or loss.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to shares issuance and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements:

It should be established at the inception of an agreement whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the inception of the agreement against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The property, plant and equipment is depreciated in accordance with the accounting policy applicable to that asset.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss for the period over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by management, the cost of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The assets were measured at the transition date in accordance with the CPC and IFRS rules by segregation into two groups:

- Assets measured at deemed cost at the transition date: model adopted for assets built and put into long-term service where it is not possible to reconstruct the cost formation or where the cost of the survey is of no benefit in presentation of the financial statements. The cost of these items at the transition date was therefore determined in accordance with market prices (“deemed cost”) and the revalued amounts are presented for both cost and accumulated depreciation. The effects of the deemed cost increased property, plant and equipment against equity, net of related tax effects.

- Assets measured at historic cost: model adopted by the Company for recently built assets where the basis for cost formation can be easily confirmed and the values at historic cost approximate the respective market values. In such cases, the subsidiaries performed an analysis to ensure that the cost formation is in accordance with current accounting practices.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic rewards for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority. In the case of generators subject to regulation by Decree 2003, of 1996, the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

Gains and losses derived from write-down of an item of property, plant and equipment are determined by comparing the resources produced by disposal with carrying amount of the asset, and are recognized net together with other operating income/expense.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets:

Includes rights related to non-physical assets such as goodwill, concession exploration rights, software and rights-of-way.

Goodwill that arises from the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and tested annually for impairment.

Negative goodwill are registered as gains in profit or loss at the time of the acquisition.

In the individual financial statements, goodwill is included in the carrying amount of the investment, and stated as intangible in the consolidated financial statements.

Intangible assets corresponding to the right to operate concessions can have three separate origins, based on the following arguments:

 i.       Acquisitions through business combinations: the portion of goodwill arising from business combinations that corresponded to the right to operate the concession is stated as an intangible asset. Such amounts are amortized based on the net income curves projected for the concessionaires for the remaining term of the concession.

ii.       Investments in infrastructure (Application of ICPC 01 – Concession agreements): Under the electric energy distribution concession agreements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collection uses for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3.1.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

iii.       Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-update, are amortized on a straight-line basis over the remaining term of the concession.

3.6 Impairment

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities at both a specific assets and collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the assets original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

•       Available-for-sale: by reclassification of the cumulative loss that has been recognized in the revaluation reserve in equity, to profit or loss. This reclassified loss is the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to effective interest rate are reflected as a component of financial income.

If an increase (gain) is identified in periods subsequent to recognition of the loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in the revaluation reserve in equity.

- Non-financial assets:

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, impairment losses are assessed annually for any possibility to reverse the impairment.

Goodwill included in the carrying amount of an investment in an associate, as it is not recognized individually, is tested with the investment, as if it were a single asset.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

 3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If applicable, provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

The subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with CPC 33 “Employee benefits”. Although the plans have particularities, they have the following characteristics:

 i.       Defined contribution plan: a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets of the reporting date. The actuarial liability is calculated annually by independent actuaries using the projected unit credit method. The subsidiaries use the corridor method to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss for the year over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the bylaws. To December 31, 2008, dividends in excess of the minimum of 25% had to be proposed and provisioned at each reporting date, subject to approval in an Annual General Meeting (AGM). According to international accounting practices, CPC 24 and ICPC 08, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “Additional dividend proposed” account, as they do not meet the criteria of present liability at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring interim dividends and Interest on shareholders’ equity  determined in a half-yearly balance sheet. Interim dividends declared at the base date of June 30 is only recognized as a liability in the Company's financial statement after the date of the Board's decision.

Under previous accounting practices, Interest on shareholders’ equity  was recorded in profit or loss and reversed for purposes of presentation of the statement of income for the year. In accordance with the new accounting practice, Interest on shareholders’ equity  is no longer shown in the statement of income for the year and the effects are only stated in changes in equity and in the effective income tax and social contribution rates.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled income related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Historically, the difference between the unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized by the percentage of completion method (“fixed-price”), and losses are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense for the period is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in the revaluation reserve in equity, which is recognized net of tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss for the year. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and temporary non-deductible differences, based on projections of future taxable profits, approved by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.12 Earnings per share

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Basic earnings per share is calculated by dividing the profit or loss attributable to the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share is determined by the above-mentioned weighted average number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 e IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the preliminary interpretation of IASB/IFRIC, regulatory assets and liabilities cannot be recognized in the Company's financial statements as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements to the extent that the electric energy is consumed by the captive customers.

(4)   DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&F, BOVESPA and ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversal of the assets of the distribution concessionaires. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation ratios.

Although the methodology and criteria for valuation of the compensation on reversal of the assets has not yet been defined by the Federal Government, company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(5)   FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As a result of the enactment of Laws 11.638/07 and 11.941/09, in 2008, the CPC issued and the CVM approved a series of accounting Pronouncements and Interpretations with the objective of bringing Brazilian accounting practices into line with the international financial reporting standards (“IFRS”). These pronouncements have been fully applied, completing the first stage of the convergence.

In order to fully complete the process, further pronouncements were issued in the course of 2009 and 2010, so that the consolidated quarterly financial statements as of June 30, 2010 would be in line with international standards.

These quarterly financial statements are the first to have been prepared in conformity with the IFRS. In order to make the accounting practices standardization process possible, the Company applied CPCs 37 and 43 and IFRS 1, adopting January 1, 2009 as the transition date.  Consequently, the 2009 financial statements are re-presented with the adjustments on adoption of the above-mentioned CPCs identified.

According to the pronouncements referred to above, there are mandatory retroactive application exceptions and optional exemptions.

Procedures adopted by the Company:

- Employee benefits: Recognition of the defined benefit type pension plans. In view of the impracticality of retroactive application, the Company took advantage of the exemption and all past gains and losses were recognized at January 1, 2009 against the accrued loss account.

- ICPC 01 – Concession agreements: Retroactive reconciliation of the financial assets and intangible assets accounted for in accordance with ICPC 01 and IFRIC 12. Accordingly, the Company did not use the exemption allowed for the transition rules.

- Business combinations: In accordance with the exemption permitted by CPC 37 and IFRS 1, the Company opted not to apply the requirements of CPC 15 – Business combinations retroactively in the transition to the International accounting standards. Accordingly, only business combinations occurring after January 1, 2009 reflect the requirements of this pronouncement.

- Deemed cost: CPC 37 allows the option to measure an item of property, plant and equipment at the deemed cost at the transition date, in accordance with Technical Interpretation ICPC 10 - Interpretation on the First Application to Property, Plant and Equipment and to Investment Property of Technical Pronouncements CPC 27, 28, 37 and 43. The Company opted to recognize the property, plant and equipment of the subsidiaries CPFL Sul Centrais and CPFL Geração at market value at the transition date.

- The estimates used in preparation of these financial statements at January 1, 2009 and December 31, 2009 are consistent with the estimates made on the same dates in accordance with the practices previously adopted in Brazil.

The impact of the transition to the international accounting practices on the shareholders’ equity at January 1, 2009 and December 31, 2009 and June 30, 2010 and the profit or loss for the period are described below.

5.1 Reconciliation of the adjustments and reclassifications on adoption of the new accounting practices:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

a)     Shareholders’ equity as of January 1, 2009, December 31, 2009 and June 30, 2010:

		Consolidated
	Reference	June 30, 2010	December 31, 2009	01/01/2009
Previous equity		5,138,168	5,082,942	5.018.619
Adjustments
Reversal of regulatory assets and liabilities	5.3.2	119,110	(7,871)	(690,956)
Pension plan	5.3.7	(288,206)	(288,192)	(294,939)
ICPC 01 - Concession agreements	5.3.3	247,023	185,026	200,186
Property, plant and equipment - deemed cost	5.3.4	943,673	963,440	1,002,991
Write-down of discount	5.3.8	12,828	12,828	12,828
Guarantees	5.3.8	(29,218)	(21,099)	(17,832)
Public utility	5.3.5	(62,549)	(29,317)	(28,868)
Depreciation rate	5.3.6	(13,644)	(27,288)	-
Other	5.3.8	7,294	4,533	377
Dividend	5.3.8	780,941	664,522	614,642
Tax effects on the adjustments		(325,620)	(269,087)	(20,307)
Effects of adjustments on the Noncontrolling interests		6,383	(1,089)	(4,058)
Parent company equity after application of the new practices		6,536,183	6,269,348	5,792,683
Noncontrolling interests as a result of the change in consolidation practices		188,851	181,301	165,773
Effects of adjustments on Noncontrolling interests		(6,383)	1,089	4,058
Previous Noncontrolling interests		72,905	85.041	88,332
Total equity after adoption of the new practices		6,791,556	6,536,779	6,050,846

Equity of the controlling interests		6,536,183	6,269,348	5,792,683
Noncontrolling interests		255,373	267,431	258,163

b)    Statement of income for the period ended in June 30, 2009 and 2010:

	Consolidated
	Reference	June 30, 2010	June 30, 2009
Previous net income		774,429	571,671
Adjustments
Reversal of regulatory assets and liabilities	5.3.2	126,981	205,624
Pension plan	5.3.7	6	38
ICPC 01 - Concession agreements	5.3.3	21,237	(2,198)
Property, plant and equipment - deemed cost	5.3.4	(19,767)	(19,769)
Guarantees	5.3.8	(8,119)	(451)
Public utility	5.3.5	(5,945)	389
Depreciation rate	5.3.6	(13,644)	(13,644)
Other	5.3.8	3,132	1,905
Tax effects		(43,073)	(70,996)
Effects of adjustments on the Noncontrolling interests		2,790	1,459
Net parent company income after application of the new practices		838,027	674,028
Noncontrolling interests as a result of the change in consolidation practices		7,553	9,841
Effects of adjustments on the Noncontrolling interests		(2,790)	(1,459)
Previous Noncontrolling interests		4,843	4,785
Total net income after adoption of the new practices		847,633	687,195

c)     Statement of Cash Flow as of June 30, 2009 and 2010:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	2010
	2nd quarter				1st half 2010
	Previous	Consolidation	Adjustments	New practices	Previous	Consolidation	Adjustments	New practices

Income including Social Contribution and Income tax	598,281	6,115	(44,388)	560,008	1,211,154	11,517	96,981	1,319,652
Adjustments to income	218,075	8,668	(122,035)	104,708	476,269	17,904	(92,352)	401,821
Operating assets	(46,118)	183	(53,267)	(99,202)	(86,779)	1,049	(74,978)	(160,708)
Operating liabilities	(271,874)	(6,642)	196,000	(82,516)	(436,244)	(21,672)	53,563	(404,353)
Cash from operations	498,364	8,324	(23,690)	482,998	1,164,400	8,798	(16,786)	1,156,412

Acquisitions of property, plant and equipment	(433,624)	(695)	271,313	(163,006)	(707,893)	(1,062)	427,808	(281,147)
Additions of intangible assets	(22,538)	(1)	(243,007)	(265,546)	(46,114)	(1)	(394,819)	(440,934)
Other	30,591	(9)	(19,417)	11,165	51,166	7	(31,004)	20,169
Cash from investments	(425,571)	(705)	8,889	(417,387)	(702,841)	(1,056)	1,985	(701,912)

Cash from financing	(382,396)	(10,862)	14,801	(378,457)	(559,635)	(19,460)	14,801	(564,294)

Increase (decrease) in cash and cash equivalents	(309,603)	(3,243)	-	(312,846)	(98,076)	(11,718)	-	(109,794)
Opening cash and cash equivalents balance	1,684,702	5,593	-	1,690,295	1,473,175	14,068	-	1,487,243
Closing cash equivalents balance	1,375,099	2,350	-	1,377,449	1,375,099	2,350	-	1,377,449

	2009
	2nd quarter				1st half 2010
	Previous	Consolidation	Adjustments	New practices	Previous	Consolidation	Adjustments	New practices

Income including Social Contribution and Income tax	452,768	10,343	183,711	646,822	904,400	14,815	157,249	1,076,464
Adjustments to income	292,294	4,580	50,011	346,885	594,614	14,057	49,373	658,044
Operating assets	273,312	786	(324,559)	(50,461)	122,927	949	(253,223)	(129,347)
Operating liabilities	(399,211)	(9,153)	74,342	(334,022)	(709,997)	(15,691)	24,713	(700,975)
Cash from operations	619,163	6,556	(16,495)	609,224	911,944	14,130	(21,888)	904,186

Acquisitions of property, plant and equipment	(265,350)	(1,843)	178,057	(89,136)	(526,498)	(7,474)	268,493	(265,479)
Additions of intangible assets	(21,263)	(7)	(166,696)	(187,966)	(32,772)	(31)	(237,601)	(270,404)
Other	29,949	4,257	(15,396)	18,810	59,870	4,257	(29,534)	34,593
Cash from investments	(256,664)	2,407	(4,035)	(258,292)	(499,400)	(3,248)	1,358	(501,290)

Cash from financing	(500,333)	(8,676)	20,530	(488,479)	(419,335)	(14,034)	20,530	(412,839)

Increase (decrease) in cash and cash equivalents	(137,834)	287	-	(137,547)	(6,791)	(3,152)	-	(9,943)
Opening cash and cash equivalents balance	868,890	17,166	-	886,056	737,847	20,605	-	758,452
Closing cash equivalents balance	731,056	17,453	-	748,509	731,056	17,453	-	748,509

5.2 Reclassification of the amounts of the financial statements published previously:

Certain reclassifications were made in order to adjust presentation of the financial statements to the new accounting standard, with a view to facilitate understanding of the Company's operations. These reclassifications relate basically to (i) reclassification of balances of escrow deposits that were previously presented net of provisions for contingencies, (ii) transfer of the balance of tax credits or debits from current to non-current and consequent offset of the balances of assets and liabilities in compliance with the provisions of CPC 26 – Presentation of the financial statements and CPC 32 – Income taxes, and (iii) transfer of balances between accounts to open or group items that became or ceased relevant in presentation of the balance sheet, after adoption of new practices.

5.3 Nature of the adjustments on first application of the IFRS

5.3.1 Consolidation adjustments:

The concept of consolidation applied by the accounting practices applied previously differs from the concepts established by CPCs 36 and 19, which are based on the control criterion. According to CPC 36, control is the ability to preside over the financial and operational policies of the entity so as to obtain the rewards of its activities. CPC 19 establishes that joint control exists when the strategic and operating decisions in relation to the activity require a unanimous consensus of the parties sharing the control, thereby permitting proportionate consolidation of the subsidiary's financial statements.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Application of these concepts for the investments held by the Company resulted in a change in the consolidation criterion for the subsidiary CERAN, which is now fully consolidated. The adjustment recognized in this lines refers to the amounts of the difference between 100% and the interest held in the subsidiary, which were added line by line for consolidation purposes.

5.3.2  Reversal of regulatory assets and liabilities

To December 31, 2008, the electric energy concessionaires had regulatory asset balances referring to pre-payments made by the concessionaire in relation to the increase in the electric energy acquisition cost and expenditure on system charges, among others, which were received by tariff increase granted by the regulatory authority in the following years. They also had regulatory liability balances in relation to the decrease in these non-manageable costs to be returned to the consumers by a subsequent reduction in the tariff.

In accordance with the new practices (Note 3.13), these regulatory assets and liabilities cannot be recognized, as they do not meet the criteria for definition of assets and liabilities as established in the Framework for the Preparation and Presentation of Financial Statements.

The adjustment made refers to the reversal of the balances of regulatory assets and liabilities of the distribution subsidiaries. Note 32 shows a breakdown of these balances for the reporting dates presented.

5.3.3 ICPC 01 – Concession Agreements and adjustment for reconciliation of the intangible infrastructure asset

In accordance with the previous accounting practices, the whole concession infrastructure was accounted for as a fixed asset tied to the concession. ICPC 01 changes the method for recognizing the concessions if certain conditions are met, such as: (i) control over the activities to be provided, to whom the services are provided and at what price, and (ii) the reversal of the assets to the Granting Authority at the end of the concession.

These definitions having been met, the infrastructure of the distribution concessionaires has been segregated and rollforwarded since the construction date, complying with the provisions of the CPCs and IFRSs, so that the following was recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession by collecting from the users of the public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive payment (compensation) by reversal of the assets at the end of the concession.

The financial concession asset was measured at fair value, based on the remuneration of the assets fixed by the regulatory body. The financial asset is classified as available-for-sale and is restated and amortized annually in accordance with the adjustment of its fair value, against the revaluation reserve in equity account.

The remaining amount was recognized in intangible assets and corresponds to the right to collect from consumers for the electricity energy distribution services, and amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

In accordance with ICPC01 and OCPC05, the distribution subsidiaries applied the concepts retroactively and reconstructed the infrastructure accounting base so that the costs used in formation of the intangible and financial asset are fully aligned with the provisions of the international accounting standards.

The adjustments to the lines of net income and services cost relate to recognition of the revenue from construction work of the distribution assets carried out by the concessionaires. For further details, see Note 3.1.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

The following tables show the reclassifications and adjustments made in the distribution companies to comply with ICPC01, at January 1, 2009 and December 31, 2009.

	January 1, 2009
	Previous	Transfers between asset accounts	Adjustments to equity and income statement	New practices
Property, plant and equipment	3,308,975	(3,308,975)	-	-
Intangible assets	717,570	2,938,831	(11,912)	3,644,489
Financial assets	-	370,144	212,097	582,241

	December 31, 2009
	Previous	Transfers between asset accounts	Adjustments to equity and income statement	New practices
Property, plant and equipment	3,579,720	(3,579,720)	-	-
Intangible assets	741,307	3,105,894	(15,177)	3,832,024
Financial assets	-	473,826	200,204	674,030

5.3.4  Recognition of property, plant at equipment at deemed cost

As previously mentioned, the Company opted to apply the exemption foreseen in CPC 37 in respect of evaluation of property, plant and equipment, at the transition date, for the assets of the subsidiaries CPFL Sul Centrais and CPFL Geração, taking the fair value of the transition date as the deemed cost.

5.3.5 Public utilities

On signing their Concession Agreements, the subsidiary CERAN and the jointly-controlled ENERCAN, BAESA and Foz do Chapecó assumed obligations to the Federal Government in relation to the granting of the concession, as “Public Utilities”. The liabilities are restated annually by the variation in the General Market Price Index – IGP-M.

To December 31, 2008, the subsidiaries recognized the granting expenses in profit or loss in accordance with their maturities. Under the new practices, the Public Utilities liabilities, discounted to present value in accordance with the fundraising rates of each venture, have been recognized on the date of signing the contract, against an intangible asset related to the right to exploit the concession.

5.3.6 Depreciation over the concession term

The concession agreements of the subsidiary CERAN and the jointly-owned subsidiaries ENERCAN, BAESA and Foz do Chapecó are ruled by Decree 2003, of 1996. In view of all the legal disputes and potential conflicts between (i) the wording of the Concessions Law, (ii) interpretations of the decree itself, and (iii) the way in which the concession agreements were drawn up, the Company conservatively made the adjustment to the related depreciation rates so that the property, plant and equipment related to the basic project would be depreciated over the useful life of the asset, provided it is restricted to the term of the concession.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

5.3.7 Pension plan

- Employee benefit (pension plan)

As previously mentioned, the Company opted to recognize all accumulated actuarial gains and losses at January 1, 2009. The adjustment of R$ 294,939 (R$ 194,660 net of tax effects) corresponds to recognition of the accumulated actuarial loss at the transition date, in accordance with CPC 37, for all the defined benefit plans of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.

5.3.8 Other adjustments:

- Write-down of negative goodwill

In accordance with CPC 15 “Business Combinations”, negative goodwill recognized in accordance with the previous accounting practices should be written down at the transition date for the international accounting practices.

An adjustment of R$ 12,828 (R$ 8,466 net of tax effects) was made in the Investment in relation to the write-down against retained earnings in the opening equity at the transition date.

- Guarantees provided

The accounting practices adopted in Brazil to December 31, 2008 contained no specific pronouncement in respect of the requirements for accounting for guarantees, and issuing of guarantees was therefore not recognized in the financial statements.

As a result of adoption of the pronouncements on recognition, measurement, presentation and disclosure of financial instruments (CPC 38, CPC 39 and CPC 40) from January 1, 2009, the Company now recognizes guarantees issued in excess of its participation in the joint ventures.

These guarantees are recognized initially at the fair value of the obligation on issue. The Company therefore recognized a liability in Other Payables corresponding to the fair value of the guarantee contracted on January 1,  2009 to a total amount of R$ 63,692, which will be amortized by a credit in finance income as the guarantee risk is discharged.

The balancing items of R$ 45,860 were recognized as Other assets. The amount corresponding to the Company's participation in each jointly-owned subsidiary and the amounts that will not be reimbursed by the other shareholders of the jointly-owned subsidiaries are recognized in profit or loss as finance expense to maturity. Any remaining amount is subject to reimbursement by the other shareholders of the jointly-owned subsidiaries. The net adjustment against retained earnings at January 1, 2009 was R$ 17,832 (R$11,769 net of tax effects).

- Dividend and Interest on shareholders’ equity

The practices adopted previously determined that retained earnings should be distributed at the end of the year. A provision was recognized for the amount corresponding to appropriation of dividends as proposed by management even if it was subject to approval by the AGM.

In accordance with current accounting practices, as mentioned in Note 3.9, provisions are only recognized for amounts in excess of the minimum mandatory dividend after approval in an AGM, at which point they meet the obligation criteria determined by CPC 25. The adjustment stated reflects a reversal of the provision for an additional dividend to be paid in excess of the mandatory dividend not yet approved in a Meeting of Shareholders.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

- Revaluation reserve

The adjustments in this group relate to (i) recognition of the value-added of the cost allocated to the property, plant and equipment of the generators and (ii) the balancing item of the restatement of the financial concession asset.

- Non-controlling interest

In accordance with the new accounting practices (CPC 26), since January 1, 2009, the Company has classified the participation of non-controlling shareholders as part of the consolidated results and of equity in the consolidated financial statements.

To December 31, 2008, this amount was stated in liabilities in the consolidated balance sheet and the adjustment in this line corresponded to reclassification of the liability to equity.

The amount previously stated in net income is now stated as net income attributable to the Company and the portion of the noncontrolling interests as net income attributable to noncontrolling interests.

(6)       CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009

Bank balances	625	5,029	157,187	313,104

Short-term financial investments	70,347	214,097	1,220,262	1,174,139

Total	70,972	219,126	1,377,449	1,487,243

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(7)     CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at June 30, 2010 and December 31, 2009:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 dias	> 90 dias	June 30, 2010	December 31, 2009
Current
Consumer classes
Residential	279,081	193,683	20,645	493,409	485,541
Industrial	206,831	65,865	43,782	316,478	264,798
Commercial	105,661	43,211	20,697	169,569	189,080
Rural	28,937	6,729	1,532	37,198	32,671
Public administration	29,589	5,298	1,137	36,024	60,943
Public lighting	24,305	2,646	17,006	43,957	60,557
Public utilities	37,008	6,292	1,012	44,312	35,380
Billed	711,412	323,724	105,811	1,140,947	1,128,970
Unbilled	434,572	-	-	434,572	388,162
Financing of Consumers' Debts	60,975	13,170	33,228	107,373	91,437
Free energy	3,673	-	-	3,673	3,506
CCEE transactions	21,283	-	-	21,283	14,722
Concessionaires and Licensees	171,259	-	-	171,259	184,891
Provision for doubtful accounts	-	-	(85,910)	(85,910)	(81,74)
Collection in process of classification	7,985	-	-	7,985	-
Other	18,525	3,169	674	22,368	23,144
Total	1,429,684	340,063	53,803	1,823,550	1,752,858

Non current
Financing of Consumers' Debts	130,014	-	-	130,014	140,893
Free energy	-	-	-	-	38
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	21,327	-	-	21,327	42,655
Total	192,642	-	-	192,642	224,887

Allowance for doubtful accounts

Consolidated
At December 31, 2009	(81,974)
Provision recognized	(21,349)
Recovery of revenue	9,576
Write-off of accounts receivable provisioned	13,047
At March 31, 2010	(80,700)
Provision recognized	(32,113)
Recovery of revenue	13,805
Write-off of accounts receivable provisioned	13,098
At June 30, 2010	(85,910)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(8)     FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

As of June 30, 2010, the current assets balance of the parent company is R$ 40,209 (R$ 39,253 as of December 31, 2009), and the noncurrent assets balance is R$ 51,675 (R$ 62,179 as of December 31, 2009).  The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(9)     RECOVERABLE TAXES

	Parent Company		Consolidated
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Current
Prepayments of social contribution - CSLL	-	-	365	8,189
Prepayments of income tax - IRPJ	-	42	1,176	19,549
Income tax and social contribution to be offset	29,022	3,023	68,679	15,424
Withholding tax - IRRF	16,978	9,367	47,665	42,959
IRRF on interest on equity	423	31,867	423	33,095
ICMS to be offset	-	-	64,071	48,271
Social integration program - PIS	-	-	4,208	4,545
Contribution for Social Security financing- COFINS	42	-	13,168	12,028
National Social Security Institute - INSS	-	-	882	1,115
Other	-	11	8,890	7,103
Total	46,465	44,310	209,527	192,278

Noncurrent
Social contribution to be offset - CSLL	-	-	31,543	29,999
Income tax to be offset - IRPJ	-	-	1,001	1,001
Social integration program - PIS	2,787	2,787	2,787	2,787
ICMS to be offset	-	-	81,644	74,212
Other	-	-	6,180	5,236
Total	2,787	2,787	123,155	113,235

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(10)  DEFERRED TAXES

10.1- Composition of the tax credits:

	Parent Company		Consolidated
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009

Social contribution credit
Tax loss carryforwards	40,179	42,048	47,525	52,174
Tax benefit of merged goodwill	-	-	182,003	191,184
Temporarily non-deductible differences	1,544	833	(16,370)	(3,941)
Subtotal	41,723	42,881	213,158	239,417

Income tax credit
Tax losses	122,357	128,553	126,152	132,471
Tax benefit of merged goodwill	-	-	612,501	641,757
Temporarily non-deductible differences	6,837	4,765	(45,769)	(11,081)
Subtotal	129,194	133,318	69,884	763,147

PIS and COFINS credit
Temporary non-deductible differences	-	-	(9.117)	2,231

Total	170,917	176,199	896,925	1,004,795

Total tax credit	170,917	176,199	1,176,740	1,286,805
Total tax debit	-	-	(279,815)	(282,010)

10.2 - Tax Benefit on Merged Goodwill:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	June 30, 2010		December 31, 2009
	Social Contribution	Income tax	Social Contribution	Income tax
CPFL Paulista	99,159	275,444	103,736	288,152
CPFL Piratininga	22,240	76,318	23,207	79,630
RGE	42,748	176,537	44,378	183,269
CPFL Santa Cruz	5,053	16,848	5,862	18,435
CPFL Leste Paulista	3,152	8,680	3,451	9,586
CPFL Sul Paulista	4,604	12,655	5,020	13,943
CPFL Jaguari	2,764	7,616	3,027	8,411
CPFL Mococa	1,798	4,940	1,966	5,461
CPFL Geração	-	32,128	-	33,379
CPFL Serviços	485	1,335	537	1,491
Total	182,003	612,501	191,184	64,1757

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated
	June 30, 2010			December 31, 2009
	Social Contribution	Income tax	PIS/COFINS	Social Contribution	Income tax	PIS/COFINS
Temporary non-deductible differences:
Provision for contingencies	16,239	45.282	-	21,884	60,454	-
Private pension fund	3,555	10.875	-	4,097	12,377	-
Allowance for doubtful accounts	7,302	20.292	-	7,389	20,927	-
Free energy provision	3,492	9.698	-	2,410	6,694	-
Research and Development and Energy Efficiency Programs	16,344	45.393	-	16,736	46,477	-
Profit-sharing	1,700	5.415	-	1,986	6,267	-
Depreciation rate difference - Revaluation	9,551	26.530	-	9,898	27,494	-
Financial instruments (IFRS / CPC)	2,630	7.305	-	832	2,255	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	5,629	15.637	-	(4,025)	(11,183)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(9,728)	(27.023)	(10,144)	1,561	4,337	1,607
Actuarial losses on the transition of accounting practices (IFRS/CPC)	25,939	72.052	-	26,042	72,340	-
Other adjustments changes in practices	(1,811)	(5,030)	739	13	36	473
Other	8,723	22,068	288	6,387	15,860	151

Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(22,232)	(61,756)	-	(18,019)	(50.,51)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(83,703)	(232,507)	-	(81,132)	(225,365)	-
			-
Total	(16,370)	(45,769)	(9,117)	(3,941)	(11,081)	2,231

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters ended June 30, 2010 and 2009:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Parent Company				Parent Company
	2nd quarter 2010		1st half 2010		2nd quarter 2009		1st half 2009
	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax
Income before taxes	380,505	380,505	862,116	862,116	433,301	433,301	697,513	697.513
Adjustments to reflect effective rate:
- Equity in subsidiaries	(434,141)	(434,141)	(957,920)	(957,920)	(489,475)	(489,475)	(803,253)	(803.253)
- Amortization of intangible asset acquired	28,946	36,878	57,891	72,240	30,330	37,187	60,660	74.374
- Other permanent additions, net	152	(1,297)	572	(829)	1,498	1,490	1,947	1.969
- Receita JSCP	98,669	98,669	98,669	98,669	102,134	102,134	102,134	102.134
Calculation base	74,131	80,614	61,328	74,276	77,788	84,637	59,001	72,737
Statutory rate	9%	25%	9%	25%	9%	25%	9%	25%
Tax debit result	(6,672)	(20,154)	(5,520)	(18,569)	(7,001)	(21,159)	(5,310)	(18,184)
- Tax credit allocated	816	606	-	-	1,674	2,504		9
Total	(5,856)	- 19,548	(5,520)	(18,569)	(5,327)	(18,655)	(5,310)	(18,175)

Current	(4,361)	(14,444)	(4,361)	(14,444)	(3,698)	(14,883)	(3,698)	(14,883)
Deferred	(1,495)	(5,104)	(1,159)	(4,125)	(1,629)	(3,772)	(1,612)	(3,292)

	Consolidated				Consolidated
	2nd quarter 2010		1st half 2010		2nd quarter 2009		1st half 2009
	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax
Income before taxes	560,008	560,008	1,319,652	1,319,652	647,233	647,233	1,076,875	1.076.875
Adjustments to reflect effective rate:
- Amortization of intangible asset acquired	28,946	36,921	57,891	72,686	30,330	37,585	60,660	75.171
- Realization CMC	2,951	-	6,141	-	3,537	-	7,079	-
- Effect of presumed profit system	(1,932)	(2,637)	(8,822)	(10,616)	(10,541)	(11,453)	(19,815)	(22.369)
- Other permanent additions/(eliminations), net	(2,324)	(15,331)	(402)	(18,325)	5,856	2,519	9,484	6.687
Calculation base	587,649	578,961	1,374,460	1,363,397	676,415	675,884	1,134,283	1,136,364
Statutory rate	9%	25%	9%	25%	9%	25%	9%	25%
Tax credit result	(52,888)	(144,740)	(123,701)	(340,849)	(60,877)	(168,971)	(102,085)	(284,091)
- Tax credit allocated	(245)	(2,365)	(1,974)	(5,495)	756	177	(1,052)	(2,452)
Total	(53,133)	(147,105)	(125,675)	(346,344)	(60,121)	(168,794)	(103,137)	(286,543)

Current	(47,080)	(129,375)	(103,136)	(285,821)	(31,909)	(89,499)	(69,148)	(190,144)
Deferred	(6,053)	(17,730)	(22,539)	(60,523)	(28,212)	(79,295)	(33,989)	(96,399)

(11)  FINANCIAL ASSET OF CONCESSION

Consolidated
At December 31, 2009	674,029
Additions	12,222
Marked to market	19,352
Disposal	(30)
At March 31, 2010	705,573
Additions	37,163
Marked to market	20,234
Disposal	(71)
At June 30, 2010	762,899

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets at the end of the concession.

Under the current tariff model, interest on the asset is recognized in profit or loss on billing of the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to market value is recognized against the revaluation reserve in equity.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(12)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Receivables from CESP	-	8,923	-	-
Receivables from BAESA's shareholders	16,251	15,503	7,908	15,503
Advances - Fundação CESP	7,432	6,299	-	-
Advances to suppliers	16,096	6,134	-	-
Pledges, funds and tied deposits	3,318	1,804	51,580	99,762
Fund tied to foreign currency loans	-	-	22,945	19,148
Orders in progress	7,877	4,484	-	-
Services rendered to third parties	57,893	48,845	-	-
Reimbursement RGR	4,830	5,504	1,611	1,611
Advance energy purchase agreements	10,209	13,989	71,351	61,847
Prepaid expenses	46,563	14,351	4,745	6,573
Collection agreements	25,979	-	-	-
Other	35,022	30,724	82,984	32,585
Total	231,470	156,560	243,124	237,029

Collection agreements - Refers to agreements between the distributors and city halls and companies for collection  through the electric energy bills and subsequent pass-through  of amounts related to public letting, newspapers, healthcare, residential insurance, etc. From April 2010, as a result of introduction of the new billing system - CCS, the subsidiaries change the accounting method (from collection-based to billing-based recognition), affecting accounting for both receivables and payables (Note 22).

(13)    INVESTMENTS

	Parent Company
	June 30, 2010	December 31, 2009
Permanent equity interests - equity method
By equity method of the subsidiary	4,790,264	4,493,465
Value-added of assets, net	1,469,372	1,508,764
Goodwill	4,048	4,048

Total	6,263,684	6,006,277

13.1 - Permanent Equity Interests – equity method:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

The main information on the investments in direct permanent equity interests is as follows:

		June 30, 2010			June 30, 2010	December 31, 2009	2nd quarter 2010	2nd quarter 2009
Investment	Number of shares held (thousands)	Capital	Shareholders' Equity	Profit or loss for the year	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	72,650	109,810	851,488	420,110	851,488	689,479	183.453	209,026
CPFL Piratininga	53,031,259	70,587	399,563	160,063	399,563	278,139	61,189	82,651
RGE	807,168	867,604	1,187,389	116,393	1,187,389	1,147,092	62,942	41,543
CPFL Santa Cruz	371,772	45,330	105,106	11,517	105,106	110,228	5,216	8,871
CPFL Leste Paulista	895,373	12,217	67,603	8,186	67,603	64,713	4,910	3,146
CPFL Jaguari	211,844	5,716	43,253	5,976	43,253	39,802	3,114	1,598
CPFL Sul Paulista	445,317	10,000	60,906	7,780	60,906	53,208	4,043	3,616
CPFL Mococa	116,989	9,850	37,682	5,054	37,682	33,566	3,042	3.296
CPFL Geração	205,487,716	1,039,621	1,875,429	112,537	1,875,429	1,913,900	59,855	85,816
CPFL Brasil	2,999	2,999	108,549	103,898	108,549	114,116	41,383	54,646
CPFL Atende (*)	1	1	(1,892)	(633)	(1,892)	(1,259)	(606)	(653)
CPFL Planalto (*)	630	630	6,024	5,394	6,024	4,782	2,815	1,627
CPFL Serviços	1,443,141	5,800	2,107	(355)	2,107	2,351	898	(7,665)
CPFL Jaguariuna	189,620	2,481	2,068	(112)	2,068	2,180	(54)	(61)
CPFL Jaguari Geração	40,072	40,108	44,989	3,553	44,989	41,168	1,941	2,018
Total					4,790,264	4,493,465	434,141	489,475

(*) Number of quotes The capital and shareholders' equity of the subsidiary Chumpitaz is R$ 100.00 (one hundred reais) At June 30, 2010, the Parent Company had 100% of all subsidiaries capital

a) Migration of noncontrolling shareholders in CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz to the equity of CPFL Energia

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the noncontrolling shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. This was carried out with the issue of 1,226,192 new common shares of CPFL Energia, resulting in an increase in Shareholders’ Equity of R$ 52,249, offset by R$ 17,393 relating to the increase of the holdings in these subsidiaries, and R$ 34,856 regarding the increase in intangible assets relating to concession rights (R$ 32,848) and goodwill (R$2,008).  The exchange ratios were established based on economic reports.

13.2 – Interest on Shareholders’ Equity and Dividends Receivable:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Parent Company
	Dividend		Interest on shareholders' equity		Total
Subsidiaries	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
CPFL Paulista	150,001	-	-	-	150,001	-
CPFL Piratininga	50,001	132,706	-	6,123	50,001	138,829
RGE	80,434	41,002	-	-	80,434	41,002
CPFL Santa Cruz	13,500	7,000	-	-	13,500	7,000
CPFL Geração	100,000	-	-	-	100,000	-
CPFL Leste Paulista	4,999	3,582	-	1,375	4,999	4,957
CPFL Sul Paulista	-	4,800	-	1,036	-	5,836
CPFL Mococa	5,045	500	639	-	5,684	500
CPFL Serviços	3,648	3,648	-	-	3,648	3,648
CPFL Jaguari Geração	600	-	-	-	600	-
	408,228	193,238	639	8,534	408,867	201,772

After stated in EGM/AGM, the Company recorded, in this quarter, R$ 707,109 in relation to dividends and interest on shareholders’ equity. From the total recorded amount, R$ 500,014 were paid from subsidiaries to the Parent Company. In this quarter, the subsidiaries declared (i) R$ 737,698 as interim dividends, and (ii) R$98,669 (R$ 83,868 net of income tax retained at source) as interim interest on shareholders’ equity, both relating to earnings in the first 6 months of 2010. This amount was not recorded in the accounting books, as item 3.9.

13.3 – Added value on assets and goodwill

Added value on assets refers mainly to the right to exploit the concession acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been reclassified to intangible assets in the consolidated financial statements.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(14)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	June 30, 2010			December 31, 2009
	Historic cost	Accumulated depreciation	Net Value	Net Value

In Service
- Generation	4,452,381	(659,378)	3,793,003	3,896,161
- Commercialization	19,303	(7,389)	11,914	12,490
- Administration	1,922	(1,008)	914	934
	4,473,606	(667,775)	3,805,831	3,909,585

In Progress
- Generation	1,623,089	-	1,623,089	1,289,779
- Commercialization	33,633	-	33,633	13,002
- Administration	2,015	-	2,015	673
	1,658,737	-	1,658,737	1,303,454
Total			5,464,568	5,213,039

As mentioned in item 3.4, assets not acquired recently were measured at deemed cost at the transition date, while the assets of recently-built plants are recognized at cost, which in Management’s opinion, approximates market value. Property, plant and equipment were valuated to their market values based on an appraisal carried out by an independent engineering company specializing in equity valuation. Added value of R$ 1,002,991 was determined at January 1, 2009 and recognized in the revaluation reserve in equity.

There were no changes on depreciation rates for the period presented.

Construction in progress - the consolidated balance mainly refers to work in progress of the operating subsidiaries and/or those under development, particularly the EPASA and Foz do Chapecó generation projects, with total property, plant and equipment of R$ 2,401,036 and R$ 457,050, respectively, (R$ 1,224,528 and R$ 233,096 in proportion to the participation of the subsidiary CPFL Geração). The greatest additions to property, plant and equipment in progress refer to construction of the EPASA and Foz do Chapecó plants, which contributed to increases of R$ 194,701 and R$ 54,257, respectively. Write-offs during the quarter were not significant.

In conformity with CPC 20, the interest on the loans taken out by the projects to finance the construction is capitalized during the construction phase. For further details of construction assets and fund raising costs, see notes 1, 16 and 17.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(15)  INTANGIBLE ASSETS

	Consolidated
	June 30, 2010			December 31, 2009
	Historic cost	Accumulated amortization	Net value	Net value
Goodwill	6,055	-	6,055	4,048
Intangible assets - Concession rights:
Acquired in business combinations	3,726,246	(1,601,328)	2,124,918	2,185,780
Distribution infrastructure - operational	7,679,066	(4,743,851)	2,935,215	2,879,341
Distribution infrastructure - in progress	685,671	-	685,671	521,147
Public utility	404,693	(5,515)	399,178	392,221
Other intangible assets	137,045	(46,512)	90,533	80,564
Total intangible assets	12,638,776	(6,397,206)	6,241,570	6,063,101

Historic cost			12,638,776	12,209,040
Accumulated amortization			(6,397,206)	(6,145,939)
			6,241,570	6,063,101

The main additions during this semester refer to construction of distribution infrastructure. Distribution infrastructure in progress increased R$ 440,933. However, transfers of R$ 226,307 to the distribution infrastructure in service account and R$ 49,385 to concession financial assets contributed towards reducing the open balance as at June, 2010. The other changes basically refer to amounts for amortization for the quarter, which continues to be consistent with the practices described in Note 3.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	June 30, 2010				December 31, 2009
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
At cost
LOCAL CURRENCY
BNDES - Power Increases	64	6,515	10,381	16,960	86	7,321	13,538	20,945
BNDES - Investment	10,970	323,621	2,500,655	2,835,246	11,204	362,902	2,476,242	2,850,348
BNDES - Other	708	23,155	135.834	159,697	49	661	5,628	6,338
Furnas Centrais Elétricas S.A.	-	-	-	-	379	46,028	-	46,407
Financial Institutions	25,491	143,698	766,747	935,936	10,408	194,766	164,054	369,228
Other	565	21,487	27,198	49,250	554	22,174	30,693	53,421
Subtotal	37,798	518,476	3,440,815	3,997,089	22,680	633,852	2,690,155	3,346,687

FOREIGN CURRENCY

IDB	265	3,943	51,144	55,352	260	3,652	51,379	55,291
Financial Institutions	491	4,055	46,087	50,633	541	3,920	46,503	50,964
Subtotal	756	7,998	97,231	105,985	801	7,572	97,882	106,255

Total at cost	38,554	526,474	3,538,046	4,103,074	23,481	641,424	2,788,037	3,452,942

At Fair Value
FOREIGN CURRENCY
Financial Institutions	5,560	-	414,201	419,761	66,608	87,490	941,005	1,095,103
Total	5,560	-	414,201	419,761	66,608	87,490	941,005	1,095,103

Total	44,114	526,474	3,952,247	4,522,835	90,089	728,914	3,729,042	4,548,045

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
At cost	June 30, 2010	December 31, 2009	Remuneration	Amortization	Collateral
Local currency
BNDES - Power Increases
CPFL Geração	16,937	20,847	TJLP + 3.1% to 4.3%	36 to 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Paulista and CPFL Energia
CPFL Geração	23	98	UMBND + 4.0%	72 monthly installments from September 2004	Guarantee of CPFL Paulista and CPFL Energia

BNDES - Investment
CPFL Paulista - FINEM II	31,818	63,655	TJLP + 5.4%	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	94,138	107,614	TJLP + 3.3%	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	221,943	237,325	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINAME	1,640	-	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	11,847	23,702	TJLP + 5.4%	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	55,923	63,927	TJLP + 3.3%	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	94,468	104,990	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	649	-	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
RGE - FINEM III	56,055	67,285	TJLP + 5.0%	60 monthly installments from January 2008	Receivables / Reserve account
RGE - FINEM IV	156,043	173,424	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	Receivables / Guarantee of CPFL Energia
RGE - FINAME	1,655	-	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
CPFL Santa Cruz	9,390	2,255	TJLP + 2.90%	54 monthly installments from December 2010	Guarantee of CPFL Energia
CPFL Mococa	3,018	3,018	TJLP + 2.9%	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,499	2,498	TJLP + 2.9%	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	3,261	2,024	TJLP + 2.9%	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	4,735	3,350	TJLP + 2.9%	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BAESA	128,151	136,045	TJLP + 3.125% to 4.125%	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	27,462	28,058	UMBND + 3.125% (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	290,520	307,203	TJLP + 4%	144 monthly installments from April 2007	Letters of Credit
ENERCAN	18,195	18,557	UMBND + 4%	144 monthly installments from April 2007	Letters of Credit
CERAN	399,972	417,440	TJLP + 5%	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	60,802	60,981	UMBND + 5% (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	181,955	189,283	TJLP + 3.69% (Average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	920,263	792,209	TJLP + 2.49% to 2.95%	192 monthly installments from October 2011	Pledge of Shares, credit rights and those arising from the Concession, blocked income and guarantee of CPFL Energia
CPFL Bioenergia - FINEM	22,891	15,248	TJLP + 1.9%	144 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia
CPFL Bioenergia - FINAME	35,955	30,257	Fixed rate 4.5%	102 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia

BNDES - Other
CPFL Brasil - Purchase of assets	6,474	6,338	TJLP + from 1.94% to 2.5%	36 monthly installments from May 2009	Linked to the asset acquired
CPFL Piratininga - Working capital	51,635	-	TJLP + 5.0%	32 monthly installments from February 2011	No guarantee
CPFL Geração - FINEM - Capital de Giro	50,479	-	TJLP + 4.95%	24 monthly installments from February 2011	Guarantee of CPFL Energia
CPFL Geração - FINAME - Capital de Giro	51,109	-	TJLP + 4.95% (3)	23 monthly installments from February 2011	Guarantee of CPFL Energia

Furnas Centrais Elétricas S.A.
CPFL Geração	-	46,407	IGP-M + 10% (2)	24 monthly installments from June 2008	Energy produced by plant

Financial Institution
CPFL Paulista
Banco do Brasil - Law 8727	37,409	39,314	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables
Banco do Brasil	104,628	-	107% of CDI	1 installment in April 2015	Guarantee of CPFL Energia
CPFL Piratininga
Banco Alfa	-	50,017	105.1% of CDI	1 installment in April 2010	No guarantee
CPFL Santa Cruz
HSBC	42,719	40,747	CDI + 1.10%	1 installment in June 2011	Guarantee of CPFL Energia
CPFL Geração	-
Banco Itaú BBA	102,920	102,750	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
Banco Alfa	-	99,485	105.1% of CDI	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	625,865	-	107.0% of CDI	1 installment in April 2015	Guarantee of CPFL Energia
CERAN
Banco Bradesco	22,395	36,915	CDI + 2%	24 monthly installments from November 2008	No guarantee

Other
Eletrobrás
CPFL Paulista	6,461	8,648	RGR + 6.0% to 9.0%	Monthly installments until July 2016	Receivables and Notas Promissórias
CPFL Piratininga	1,170	1,415	RGR + 6%	Monthly installments until July 2016	Receivables and Notas Promissórias
RGE	11,749	12,095	RGR + 6%	Monthly installments until June 2020	Receivables and Notas Promissórias
CPFL Santa Cruz	4,304	4,660	RGR + 6%	Monthly installments until April 2018	Receivables and Notas Promissórias
CPFL Leste Paulista	1,158	1,011	RGR + 6%	Monthly installments until February 2022	Receivables and Notas Promissórias
CPFL Sul Paulista	1,681	1,779	RGR + 6%	Monthly installments until July 2018	Receivables and Notas Promissórias
CPFL Jaguari	118	31	RGR + 6%	Monthly installments until May 2017	Receivables and Notas Promissórias
CPFL Mococa	434	285	RGR + 6%	Monthly installments until February 2022	Receivables and Notas Promissórias
Other	22,173	23,497
Local Currency - At cost	3,997,089	3,346,687

Foreign currency

BID - Enercan	55,352	55,291	US$ + Libor + 3.5%	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (5)
Debt Conversion Bond	4,300	5.207	US$ + Libor 6 month + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	7,783	8,462	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	15,756	15,264	US$ + Libor 6 month + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	22,794	22,031	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Foreign currency - At cost	105,985	106,255

Total at cost	4,103,074	3,452,942

Foreign currency
Measured at fair value
Financial Institutions
CPFL Paulista
Banco do Brasil	-	101,233	Yen + 5.7778% (3)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	419,761	385,969	Yen +1.49% (4)	1 installment in January 2012	No guarantee
CPFL Geração
Banco do Brasil	-	101,332	Yen + 5.8% . (5)	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	-	506,569	Yen + 2.5% to 5.8% .	1 installment in January 2011	Guarantee of CPFL Energia

Total Foreign Currency - Fair value	419,761	1,095,103

Total Consolidated	4,522,835	4.548.045

The Company and its subsdiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 169.0% of CDI	(3) 106.0% of CDI
(2) 106.0% a 106.5% of CDI	(4) 104.98% of CDI

(5) As certain assets are dollar indexed, a partial swap of R$ 29,126 was contracted, converting the currency variation to 112.9 % of the CDI.
(*) Effective rate : 98.5% CDI + 2.88% (CPFL Paulista and CPFL Piratininga) and 98.5% CDI + 2.5% (RGE)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

In conformity with CPCs 38 and 39 (Financial Instruments), the Company and its subsidiaries classified their debts, as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information.

The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	June 30, 2010
	Value at cost				Fair value (accounting balance)
	Interest - Current and noncurrent	Principal		Total
Foreign currency		Current	Noncurrent

At fair value
CPFL Paulista
Banco ABN AMRO Real	5,560	-	418,528	424,088	419,761
Subtotal Foreign currency - Consolidated	5,560	-	418,528	424,088	419,761

The changes in the fair values of these debts are recognized in the financial income (expense) of the Company and its subsidiaries. The gains of R$ 4,327 obtained by marking the debts to market are offset by the effects of R$ 8,020 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange variations (Note 31), resulting in a net accumulated loss of R$ 3,693.

Main fund-raising in the period:

Brazilian currency

BNDES – Investment:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

FINEM IV (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. No funds were released during this quarter and the remaining estimated balance of R$ 101,025  is scheduled for release by the end of 2010.

FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. No funds were received during this quarter and the remaining balance of R$ 50,733 is scheduled for release by of the end of 2010.

FINAME (CPFL Paulista) – The subsidiary obtained approval for financing of R$ 92,183 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 1,637 in this quarter and the remaining balance of R$ 90,546 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis. There are no restrictive covenants.

FINAME (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 648 in this quarter and the remaining balance of R$ 47,468 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis.

FINAME (RGE) – The subsidiary obtained approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 1,652 in this quarter and the remaining balance of R$ 30,767 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis.

BNDES – Working Capital:

FINEM/FINAME – (CPFL Geração) – A credit line was obtained from Banco do Brasil during this quarter, with FINEM/FINAME funding, the purpose of which is to reinforce working capital. The interest will be capitalized and incorporated to the principal during the grace period and paid monthly thereafter. There are no restrictive covenants.

Financial Institutions:

CPFL Paulista and CPFL Geração – In this quarter, the subsidiaries CPFL Paulista and CPFL Geração novated loans held by Banco do Brasil. The objective of these novations was to extend the due dates of these loans, which also resulted in changes in the indexes used, becoming tied to the Interbank Deposit rate (CDI). The interest is to be paid half-yearly as from October 2010.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2009.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(17)  DEBENTURES

						Consolidated
						June 30, 2010				December 31, 2009
	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue
Single Series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured	13,673	-	450,000	463,673	12,788	-	450,000	462,788

CPFL Paulista
3rd Issue
1st Series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee	5,027	-	640,000	645,027	4,618	-	640,000	644,618
4ª Issue
Single Series	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee	8,216	64,301	109,947	182,464	8,285	64,303	109,601	182,189
						13,243	64,301	749,947	827,491	12,903	64,303	749,601	826,807
CPFL Piratininga
1ª Issue
1st Series	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from January 2010	CPFL Energia guarantee	8,841	199,738	-	208,579	17,690	200,000	200,000	417,690
2ª Issue
Single Series	1	106.45% of CDI .	106.45% CDI + 0.3%	02 de May 2011	Quirografária	-	-	-	-	2,189	-	100,000	102,189
3rd Issue
Single Series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee	6,075	-	258,997	265,072	-	-	-	-
						14,916	199,738	258,997	473,651	19,879	200,000	300,000	519,879
RGE
2ª Issue
1st Series	2,620	IGP-M + 9.6%	IGP-M + 9.73%	April 1st, 2011	Unsecured	604	26,930	-	27,534	1,630	-	26,200	27,830
3rd Issue
1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	800	-	100,000	100,800	741	-	100,000	100,741
2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	6,369	-	140,000	146,369	6,437	-	140,000	146,437
3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	1,527	-	40,000	41,527	1,491	-	40,000	41,491
4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee	1,165	-	50,000	51,165	1,103	-	50,000	51,103
5th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee	1,165	-	50,000	51,165	1,103	-	50,000	51.103
4ª Issue
Single Series	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured	8,685	-	184,242	192,927	8,758	-	183,804	192,562
						20,315	26,930	564,242	611,487	21,263	-	590,004	611,267

CPFL Leste Paulista
1ª Issue
Single Series	2,400	111.90% of CDI	111.9% CDI + 0.65%	July1st, 2011	CPFL Energia guarantee	1,143	-	23,929	25,072	1,153	-	23,894	25,047

CPFL Sul Paulista
1ª Issue
Single Series	1,600	111.00% of CDI	111% CDI + 0.6%	July1st, 2011	CPFL Energia guarantee	756	-	15,957	16,713	762	-	15,936	16,698

CPFL Jaguari
1ª Issue
Single Series	1,000	111.90% of CDI	111.9% CDI + 0.79%	July1st, 2011	CPFL Energia guarantee	476	-	9,965	10,441	480	-	9,948	10,428

CPFL Brasil
1ª Issue
Single Series	16,500	111% of CDI	111% CDI + 0.57%	July 1st, 2011	CPFL Energia guarantee	7,796	-	164,493	172,289	7,862	-	164,221	172,083

CPFL Geração
2ª Issue
Single Series	425,250	109.8% of CDI	109.8% CDI + 0.58%	July 1st, 2011	CPFL Energia guarantee	19,872	-	423,908	443,780	20,039	-	423,295	443,334
3rd Issue
Single Series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee	6,168	-	262,738	268,906	-	-	-	-

EPASA
1ª Issue
Single Series	450	112.6% of CDI	116.9% of CDI	1 installment in December 2010	CPFL Energia guarantee	14,765	228,982	-	243,747	3,504	228,473	-	231,977

BAESA
1st Series	9,000	CDI + 0.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of Guarantee	316	3,139	16,479	19,934	308	3,164	18,195	21,667
2nd Series	3,236	CDI + 0.4%	106% CDI + 0.12%	Annually with settlement in August 2016	Letters of Guarantee	778	3,110	6,221	10,109	343	3,085	6,075	9,503

						1,094	6,249	22,700	30,043	651	6,249	24,270	31,170
						114,217	526,200	2,946,876	3,587,293	101,284	499,025	2,751,169	3,351,478

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI		(4) 104.9% of CDI

Funding in the period:

CPFL Piratininga

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

260 non-convertible, subordinated, registered book-entry debentures in a single series were subscribed and paid up in April 2010. The unit par value on the date of issue was R$ 1,000, which generated total funding of R$ 260,000 (R$ 258,692 net of issuing costs). Interest on these debentures is payable half yearly as from October 1, 2010. The funding raised was used to reinforce the Company’s working capital and for early redemption of the subordinated ordinary debentures from the Company’s 2nd public issue of October 1, 2008.

The funds raised were distributed as follows: (i) approximately 60% (sixty percent) to reinforce the Company’s working capital; and (ii) approximately 40% (forty percent) for early redemption of the subsidiary's second public issue of simple subordinated debentures, issued on October 1, 2008, with a debit balance at March 31, 2010 of R$ 104,389.

CPFL Geração

The subsidiary issued 264 non-convertible unsecured debentures in a single series on April 1, 2010. The unit face value on the date of issue was R$ 1,000, which generated total funding of R$ 264,000 (R$ 262,672 net of issuing costs). Interest on the debentures will be paid half yearly as from October 1, 2010. The funding raised by this debenture issue was used to reinforce working capital

The interest on the debentures of subsidiaries is paid half yearly, except for: (i) the 1st series of the indirect subsidiary BAESA, which will be paid quarterly; (ii) the 1st issue of the subsidiary CPFL Piratininga and 1st series of 2nd issue of the subsidiary RGE, which will be paid annually.

RESTRICTIVE COVENANTS

The debentures issued during this quarter by the subsidiaries CPFL Piratininga and CPFL Geração are subject to certain restrictive covenants and include clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. The financial ratios demanded for the funding raised in this period are as follows:

CPFL Piratininga:

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Geração:

•         Net indebtedness divided by EBITDA – maximum of 4.5;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.

The other debentures are subject to certain restrictive covenants, the details of which are set forth in the December 31, 2009 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the managements of the Company and its subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(18)  SUPPLIERS

	Consolidated
Current	June 30, 2010	December 31, 2009

System Service Charges	53,037	34,556
Energy Purchased	647,881	658,068
Electricity Network Usage Charges	140,982	121,801
Materials and Services	167,309	143,180
Free energy	67,547	61,341
Other	2,225	2,506
Total	1,078,981	1,021,452

Noncurrent
Electricity Network Usage Charges	21,328	42,655
Total	21,328	42,655

(19)  TAXES AND CONTRIBUTIONS PAYABLE

	Consolidated
	Current		Noncurrent
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
ICMS (State VAT)	281,782	315,906	-	-
PIS (Tax on Revenue)	14,388	11,762	-	-
COFINS (Tax on Revenue)	67,466	54,978	1,309	1,639
Income tax (Corporate Income Tax)	96,178	69,480	-	-
Social Contribution (Social Contribution Tax)	23,997	18,583	-	-
Other	29,461	27,901	-	-
Total	513,272	498,610	1,309	1,639

(20)  EMPLOYEE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees, with the following characteristics:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista through the CESP Foundation are Supplementary Pension Plans, with a defined benefit plan in place up to October 31, 1997, after which a mixed benefit plan was adopted.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of June 30, 2010 is R$ 522,485 (R$ 510,858 in March 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

A Supplementary Retirement and Pension Plan is currently in effect for CPFL Piratininga’s employees, through the CESP Foundation with a defined benefit plan (Proportional Paid-Up Supplementary Benefit Plan – BSPS) in effect up to March 31, 1998, and after that date, a plan with a defined benefit component and a defined contribution component.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay  in respect of the plan deficit determined at the time by the external actuaries of  Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017 and amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of June 30, 2010 is R$ 154,308 (R$ 151,034 as of March 31, 2010).  The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

In the case of employees whose work contracts were transferred from CEEE to RGE, the plan is a defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

For employees admitted as from 1997, a defined contribution Benefit Generating Plan (PGBL – defined contribution) private pension plan was set up with Bradesco Vida e Previdência in January 2006. This plan does not generate any actuarial responsibility for the company.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

V – CPFL Geração

The plan currently in force for the employees of subsidiary CPFL Geração through the CESP Foundation is a Supplementary Pension Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a 240 monthly installments and 20 annual installments, until October 2017, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, as of June 30, 2010 is R$ 10,512 (R$ 10,278 as of March 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VI – CPFL Jaguariúna

In November 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is a defined contribution plan.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII – Changes in the defined benefit plans

In accordance with CVM Decision Nº 371/00, the changes in the net actuarial liability in this quarter are as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	June 30, 2010
	CPFL	CPFL	CPFL	Total Liability	RGE	Total Asset
	Paulista	Piratininga	Geração
Actuarial liability (asset) at the beginning of the period	591,712	141,964	13,774	747,450	(9,725)	(9,725)
Income (expense) recognized in income statement	(35,384)	(7,036)	(604)	(43,024)	(586)	(586)
Sponsor's Contributions during the year	(27,302)	(7,970)	(587)	(35,859)	(742)	(742)
Actuarial liability (asset) at the end of the period	529,026	126,958	12,583	668,567	(11,053)	(11,053)
Other contributions	13,384	(232)	154	13,306	-	-
Subtotal	542,410	126,726	12,737	681,873	(11,053)	(11,053)
Other contributions RGE	-	-	-	4,992
Total Passivo	542,410	126,726	12,737	686,865

Current				43,006
Noncurrent				643,859

Expense and income recognized as operating cost in the actuarial report are shown below:

	2nd quarter 2010
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	275	1,202	36	288	1,801
Interest on actuarial liabilities	73,114	18,883	1,586	4,587	98,170
Expected return on assets	(91,072)	(23,288)	(1,921)	(5,929)	(122,210)
Total Expense (Income)	(17,683)	(3,203)	(299)	(1,054)	(22,239)
Expected contributions from participants	(9)	(316)	-	468	143
Subtotal	(17,692)	(3,519)	(299)	(586)	(22,096)
Other	-	-	-	293	293
Total Income	(17,692)	(3,519)	(299)	(293)	(21,803)

	2nd quarter 2009
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	361	1,367	41	314	2,083
Interest on actuarial liabilities	75,754	19,245	1,633	4,407	101,039
Expected return on assets	(76,087)	(19,388)	(1,617)	(4,599)	(101,691)
Total Expense (Income)	28	1,224	57	122	1,431
Expected contributions from participants	(8)	(324)	-	(274)	(606)
Subtotal	20	900	57	(152)	825
Other	-	-	-	76	76
Total Expense (Income)	20	900	57	(76)	901

The principal assumptions considered in the actuarial calculations were:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	2010	2009	2010	2009

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	11.28% p.a.	10.24% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null

Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible		100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% p.a. (**) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.

(21)  REGULATORY CHARGES

	Consolidated
	June 30, 2010	December 31, 2009
Fee for the Use of Water Resources	4,436	4,080
Global Reverse Fund - RGR	14,860	9,876
ANEEL Inspection Fee	2,132	1,945
Fuel Consumption Account - CCC	48,690	9,392
Energy Development Account - CDE	40,242	38,457
Total	110,360	63,750

(22)  RESERVE FOR CONTINGENCIES

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	June 30, 2010		December 31, 2009
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	41,336	135,826	42,752	127,750

Civil		-
General Damages	10,992	85,929	9,897	59,434
Tariff Increase	13,185	9,267	12,249	9,068
Energy Purchased	-	-	-	-
Other	12,990	15,215	11,967	15,674
	37,167	110,411	34,113	84.176
Tax
FINSOCIAL	18,638	53,105	18,601	52,998
Increase in basis - PIS and COFINS	830	848	866	1,022
Interest on Shareholders’ Equity - PIS and COFINS	10,193	10,193	9,800	9,800
PIS and COFINS - Non-Cumulative Method	83,897	-	122,792	-
Income Tax	69,398	517,822	63,914	498,347
Other	8,152	17,492	7,806	20,084
	191,108	599,460	223,779	582,251
Total	269,611	845,697	300,644	794,177

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

	Consolidated
	March 31, 2010	Addition	Reversal	Payment	Monetary Restatement	June 30, 2010

Labor	42,864	1,993	(192)	(3,329)	-	41,336
Civil	36,730	1,729	(211)	(1,219)	138	37,167
Tax	230,687	5,590	(39,502)	-	(5,667)	191,108
Reserve for Contingencies	310,281	9,312	(39,905)	(4,548)	(5,529)	269,611

Escrow Deposits	828,241	13,906	(742)	(6,266)	10,558	845,697

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2009.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Fiscal: PIS and COFINS – Non-cumulative method

Considering the taxation rules and discussions regarding the non-cumulative incidence of PIS and COFINS on certain sectorial charges, the subsidiaries posted adjustments by (i) reversing a contingency of R$ 39,502 and posting to the “General and Administrative Expenses – Legal, Judicial and Indemnities” account and (ii) reversing a monetary restatement of a consolidated amount of R$ 4,136 to set against “Financial Expense – Monetary restatements and exchange variations”.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of June 30, 2010, the claims relating to possible losses were as follows: (i) R$ 313,548 for labor suits (R$ 294,825 as of December 31, 2009); (ii) R$ 545,152 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 472,710 as of December 31, 2009); and (iii) R$ 639,813 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 625,369 as of December 31, 2009).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(23)  PUBLIC UTILITIES

Consolidated
Companies	June 30, 2010	December 31, 2009	Number of remaining installments	Interest rates
CERAN	68,566	65,904	304	IGP-M + 9.6%p.a.
ENERCAN	9,659	9,434	294	IGP-M + 8%p.a.
BAESA	51,616	50,402	306	IGP-M + 8%p.a.
Foz do Chapecó	304,600	295,794	313	IGP-M / IPC-A + 5.3%p.a.
TOTAL	434,441	421,534

Current	16,483	15,697
Noncurrent	417,958	405,837

(24)      OTHER ACCOUNTS PAYABLE

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	Current		Noncurrent
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009

Consumers and Concessionaires	54,352	50,250	-	-
Energy Efficiency Program - PEE	60,124	55,889	51,272	56,915
Research & Development - P&D	113,149	100,544	14,630	12,636
National Scientific and Technological Development Fund - FNDCT	4,551	4,705	-	-
Energy Research Company - EPE	1,945	2,008	-	-
Fund for Reversal	-	-	17,750	17,751
Advances	7,509	9,652	63,884	55,987
Provision for environmental expenditure	1,851	2,483	372	2,628
Payroll	6,097	8,085	-	-
Profit sharing	29,003	32,490	-	-
TAC ANEEL fine (DEC/FEC and voltage level)	-	10,877	-	-
Collections agreement	44,533	27,138	-	-
Guarantees	-	-	73,462	71,152
Other	55,018	34,740	1,512	9,575
Total	378,132	338,861	222,882	226,644

(25)  SHAREHOLDERS’ EQUITY

The shareholders' participations in the Company's equity as of June 30, 2010 and December 31, 2009 are distributed as follows:

	Number of shares
	June 30, 2010		December 31, 2009
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	122,948,720	25,55	122,948,720	25,62
BB Carteira Livre I FIA	149,233,727	31,02	149,233,727	31,10
Bonaire Participações S.A.	60,713,511	12,62	60,713,511	12,65
BNDES Participações S.A.	40,526,739	8,42	40,526,739	8,44
Brumado Holdings S.A.	17,251,048	3,59	17,251,048	3,59
Board Members	112	-	112	-
Executive Officers	5,624	-	6,450	-
Other Shareholders	90,457,649	18,80	89,230,631	18,60
Total	481,137,130	100,00	479,910,938	100,00

25.1 –Capital Increase

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. Accordingly, the CPFL Energia capital increased by R$ 52,249, from R$ 4,741,175 to R$ 4,793,424 with the issue of 1,226,192 new common shares.

25.2 - Dividends and Interest on Shareholders’ Equity:

As stated in EGM/AGM of CPFL Energia held on April 26, 2010, the Company recorded the dividend payable amounting R$ 655,017, related to the second semester of 2009. From the total amount, R$ 652,302 were paid in the quarter. In addition, the Company’s Board of Directors proposed interim dividends of R$ 774,429 corresponding to R$1.609579599 per share, on the results in the first half year of 2010, which were not recorded in the accounting books, as described in item 3.9.

(26)  GROSS SALES AND SERVICES INCOME

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	2010		2009
Revenue from Eletric Energy Operations (thousand of R$)	2nd quarter	1st half	2nd quarter	1st half
Consumer class
Residential	1,314,494	2,705,408	1,248,234	2,455,140
Industrial	1,049,963	2,048,454	1,031,083	1,915,063
Commercial	682,915	1,413,593	665,975	1,303,218
Rural	102,033	212,124	109,492	210,913
Public Administration	97,728	189,006	96,966	177,802
Public Lighting	74,301	149,803	73,704	141,119
Public Services	116,394	231,747	116,800	219,639
Billed	3,437,828	6,950,135	3,342,254	6,422,894
Unbilled (Net)	(57,882)	(11,123)	17,243	44,475
Emergency Charges - ECE/EAEE	-	3	(7)	(7)
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,426,149)	(3,021,642)	(1,415,708)	(2,888,140)
Electricity sales to final consumers	1,953,797	3,917.373	1,943,782	3,579,222

Furnas Centrais Elétricas S.A.	86,630	172,348	88,146	175,364
Other Concessionaires and Licensees	165,201	307,381	219,513	407,031
Current Electric Energy	15,738	17,778	30,583	53,312
Electricity sales to wholesaler	267,569	497,507	338,242	635,707

Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,426,149	3,021,642	1,415,708	2,888,140
Revenue due to Network Usage Charge - TUSD - Free Consumers	261,702	502,180	196,336	376,890
Revenue from construction of concession infrastructure	253,020	403,464	144,065	250,462
Low Income Consumer´s Subsidy	7,332	15,924	8,096	15,913
Other Revenue and Income	50,466	112,727	46,418	110,745
Other operating revenues	1,998,669	4,055,937	1,810,623	3,642,150

Total gross revenues	4.220.035	8,470,817	4,092,647	7,857,079

Deductions from operating revenues
ICMS	(670,889)	(1,350,352)	(650,338)	(1,260,961)
PIS	(64,429)	(133,376)	(66,318)	(123,362)
COFINS	(296,765)	(614,394)	(305,462)	(568,228)
ISS	(724)	(1,517)	(874)	(1,776)
Global Reversal Reserve - RGR	(18,371)	(35,600)	(15,267)	(29,751)
Fuel Consumption Account - CCC	(141,539)	(264,605)	(56,077)	(145,090)
Energy Development Account - CDE	(117,660)	(235,316)	(112,348)	(224,730)
Research and Development and Energy Efficiency Programs	(20,994)	(57,367)	(26,142)	(50,474)
PROINFA	(21,105)	(32,003)	(8,819)	(14,547)
Other	-	(3)	7	7
	(1,352,476)	(2,724,533)	(1,241,638)	(2,418,912)

Net revenue	2,867,559	5,746,284	2,851,009	5,438,167

(*) Information not examined by the independent auditors.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	2010		2009
Revenue from Eletric Energy Operations - GWh (*)	2nd quarter	1st half	2nd quarter	1st half
Classe de Consumidores
Residential	3,187	6,471	3,002	6,139
Industrial	3,910	7,691	3,627	7,095
Commercial	1,892	3,912	1,772	3,658
Rural	485	1,041	574	1,140
Public Administration	285	550	273	526
Public Lighting	359	715	352	699
Public Services	431	854	414	830
Billed	10,549	21,234	10,014	20,087
Own consuption	8	17	8	17
Electricity sales to final consumers	10,557	21,251	10,022	20,104

Furnas Centrais Elétricas S.A.	754	1,501	754	1,501
Other Concessionaires and Licensees	1,753	3,421	1,917	3,623
Current Electric Energy	656	966	830	1,054
Electricity sales to wholesaler	3,163	5,888	3,501	6,178

(*) Information not examined by the independent auditors.

Consumers (*)
Classe de Consumidores
Residential		5,785,107		5,629,474
Industrial		78,063		77,832
Commercial		494,855		495,186
Rural		236,846		237,048
Public Administration		44,512		42,912
Public Lighting		7,908		7,402
Public Services		7,158		6,714
Total		6,654,449		6,496,568

(*) Information not examined by the independent auditors.

In compliance with ANEEL Order 4,722 of December 18, 2009, which sets out the basic procedures for preparing financial statements, the subsidiaries reclassified certain revenue amounts posted under the heading  “Electric Energy Supplied (a sales operation)”, to “Other Operating Revenue” (a distribution operation), under the heading of “Revenue due to Network Usage Revenue – TUSD – Captive Consumer”.

The details of tariff adjustments are as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

		2010		2009
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	Abril	2.70%	-5.69%	21.22%	21.56%
CPFL Piratininga	Outubro	-	-	5.98%	-2.12%
RGE	Junho/Abril	12.37%	3.96%	18.95%	3.43%
CPFL Santa Cruz	Fevereiro	10.09%	-2.53%	24.09%	11.85%
CPFL Leste Paulista	Fevereiro	-13.21%	-8.47%	12.94%	10.61%
CPFL Jaguari	Fevereiro	5.16%	3.67%	11.36%	9.40%
CPFL Sul Paulista	Fevereiro	5.66%	4.94%	11.64%	10.23%
CPFL Mococa	Fevereiro	3.98%	3.24%	11.18%	5.59%
(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(27)  COST OF ELECTRIC ENERGY

	Consolidated
	2010		2009
Cost of Electric Energy	2nd quarter	1st half	2nd quarter	1st half
Electricity Purchased for Resale
Energy Purchased in Restricted Framework - ACR
Tractebel Energia S.A.	282,799	588,351	289,418	519,477
Itaipu Binacional	255,320	516,081	295,658	633,281
Petróleo Brasileiro S.A. Petrobrás	48,457	100,819	47,310	94,379
CESP - Cia Energética de São Paulo	43,437	84,657	43,052	86,511
Furnas Centrais Elétricas S.A.	35,907	72,904	38,084	74,992
CEMIG - Cia Energética de Minas Gerais	31,757	67,426	63,562	104,899
CHESF - Cia Hidro Elétrica do São Francisco	29,046	57,593	29,448	57,989
Termorio S.A.	25,971	46,316	17,566	25,305
Copel Geração e Transmissão S.A.	16,395	35,449	17,303	34,828
Câmara de Comercialização de Energia Elétrica - CCEE	8,873	16,752	14,157	66,441
PROINFA	45,005	94,585	42,690	88,931
Other	157,739	297,867	121,311	297,573
	980,706	1,978,800	1,019,559	2,084,606
Energy Purchased in the Free Market - ACL	358,845	619,678	373,873	663,719
	1,339,551	2,598,478	1,393,432	2,748,325
Credit of PIS and COFINS	(122,615)	(254,709)	(130,180)	(251,056)
Subtotal	1,216,936	2.343,769	1,263,252	2,497,269

Electricity Network Usage Charge
Basic Network Charges	226,757	456,975	218,437	438,515
Transmission from Itaipu	22,380	42,807	19,620	39,157
Connection Charges	12,508	25,438	12,326	24,239
Charges of Use of the Distribution System	6,925	13,653	6,018	12,329
System Service Charges - ESS	39,731	78,776	5,346	55,846
Reserve Energy charges	14,836	16,517	-	3,219
	323,137	634,166	261,747	573,305
Credit of PIS and COFINS	(30,599)	(61,153)	(30,983)	(55,784)
Subtotal	292,538	573,013	230,764	517,521

Total	1,509,474	2,916,782	1,494,016	3.014,790

(*) Information not examined by the independent auditors.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	2010		2009
Electricity Purchased for Resale - GWh (*)	2nd quarter	1st half	2nd quarter	1st half
Energy Purchased in Restricted Framework - ACR
Tractebel Energia S.A.	1,939	4,068	2,055	3,725
Itaipu Binacional	2,620	5,353	2,757	5,476
Petróleo Brasileiro S.A. Petrobrás	407	825	381	795
CESP - Cia Energética de São Paulo	435	855	450	920
Furnas Centrais Elétricas S.A.	404	810	424	849
CEMIG - Cia Energética de Minas Gerais	248	536	422	762
CHESF - Cia Hidro Elétrica do São Francisco	338	653	341	683
Termorio S.A.	101	162	50	102
Copel Geração e Transmissão S.A.	161	354	178	364
Câmara de Comercialização de Energia Elétrica - CCEE	485	1,499	1,341	2,331
PROINFA	264	495	207	388
Other	1,391	2.652	974	2,276
	8,793	18,262	9,580	18,671
Energy Purchased in the Free Market - ACL	3,926	7,369	4,033	7,343
	12,719	25,631	13,613	26,014
(*) Information not examined by the independent auditors.

In compliance with ANEEL Order no 4,722/2009, the subsidiaries reclassified amounts relating to the PROINFA quota, in relation to amounts billed to free consumers and own-power producers, from “Cost of the Electric Energy Service, Energy Purchased for Resale” to “Deductions from Operating Income, Consumer Charges – Other – PROINFA”, amounting to R$ 14,673 and R$ 8,819, respectively, for the second quarter of 2010 and the second quarter of 2009.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(28)  COST AND OPERATING EXPENSES

	Parent Company
	2nd quarter						1st half
	General		Other		Total		General		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Personnel	971	601	-	-	971	601	1,841	1,240	-	-	1,841	1,240
Materials	24	4	-	-	24	4	39	12	-	-	39	12
Outside Services	3,778	1,896	-	-	3,778	1,896	6,580	3,709	-	-	6,580	3,709
Depreciation and Amortization	36	30	-	-	36	30	66	59	-	-	66	59
Other:	1,417	1,540	36,878	38.283	38,295	39,823	2,496	2,863	72,240	75,470	74,736	78,333
Leases and Rentals	25	30	-	-	25	30	47	69	-	-	47	69
Publicity and Advertising	130	58	-	-	130	58	501	93	-	-	501	93
Legal, Judicial and Indemnities	15	34	-	-	15	34	361	405	-	-	361	405
Loss (gain) on the write-off of noncurrent assets	-	-	-	1.096	-	1,096	-	-	-	1,096	-	1,096
Intangible of concession amortization	-	-	36,878	37.187	36,878	37,187	-	-	72,240	74,374	72,240	74,374
Other:	1,247	1,418	-	-	1,247	1,418	1,587	2,296	-	-	1,587	2,296
Total	6.226	4,071	36,878	38.283	43,104	42,354	11,022	7,883	72,240	75,470	83,262	83,353

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	Operating costs		Services Rendered to Third Parties		Operating expenses						Total
					Sales		General		Other
	2nd quarter
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Personnel	85,872	89,193	117	153	20,602	18,284	39,531	41,043	-	-	146,122	148,673
Employee Pension Plans	(21,803)	901	-	-	-	-	-	-	-	-	(21,803)	901
Materials	15,736	13,779	252	198	955	2,246	2,139	1,920	-	-	19,082	18,143
Outside Services	47,332	41,826	733	719	21,100	17,570	41,184	34,825	-	-	110,349	94,940
Depreciation and Amortization	111,801	112,720	165	165	2,230	2,753	5,542	5,947	-	-	119,738	121,585
Costs related to infrastructure construction	-	-	253,020	144.065	-	-	-	-	-	-	253,020	144,065
Other:	16,098	10,381	-	-	35,061	27,262	(17,580)	11,458	53,866	57,016	87,445	106,117
Collection charges	-	-	-	-	11,731	12,969	-	-	-	-	11,731	12,969
Allowance for doubtful accounts	-	-	-	-	18,308	11,921	-	-	-	-	18,308	11,921
Leases and Rentals	4	60	-	-	4	7	2,017	750	-	-	2,025	817
Publicity and Advertising	-	-	-	-	-	-	2,245	1,103	-	-	2,245	1,103
Legal, Judicial and Indemnities	-	-	-	-	-	-	(31,428)	2,148	-	-	(31,428)	2,148
Donations, Contributions and Subsidies	-	-	-	-	-	-	3,662	1,936	-	-	3,662	1,936
Inspection fee	-	-	-	-	-	-	338	349	6,073	5,756	6,411	6,105
Loss (gain) on the write-off of noncurrent assets	-	-	-	-	-	-	-	-	(298)	1,213	(298)	1,213
Intangible of concession amortization	-	-	-	-	-	-	-	-	48,041	48,563	48,041	48,563
Other:	16,094	10,321	-	-	5,018	2,365	5,586	5,172	50	1,484	26,748	19,342
Total	255,036	268,800	254,287	145.300	79,948	68,115	70,816	95,193	53,866	57,016	713,953	634,424

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	Operating costs		Services Rendered to Third Parties		Operating expenses						Total
					Sales		General		Other
	Six month
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Personnel	173,675	167,124	233	339	38,274	34,536	81,176	75,057	-	-	293,358	277,056
Employee Pension Plans	(43,605)	1,834	-	-	-	-	-	-	-	-	(43,605)	1,834
Materials	29,155	26,334	619	514	1,585	2,773	4,855	3,507	-	-	36,214	33,128
Outside Services	83,017	76,808	1,254	1,396	38,320	34,327	86,378	75,457	-	-	208,969	187,988
Depreciation and Amortization	221,807	223,509	330	330	4,417	5,520	11,155	11,967	360	361	238,069	241,687
Costs related to infrastructure construction	-	-	403,464	250,462	-	-	-	-	-	-	403,464	250,462
Other:	31,273	23,404	-	3	61,262	38,651	6,644	30,191	108,071	110,806	207,250	203,055
Collection charges	-	-	-	-	23,041	24,447	-	-	-	-	23,041	24,447
Allowance for doubtful accounts	-	-	-	-	30,080	8,812	-	-	-	-	30,080	8,812
Leases and Rentals	-	72	-	-	4	8	4,136	2,395	-	-	4,140	2,475
Publicity and Advertising	-	-	-	-	-	-	2,717	1,163	-	-	2,717	1,163
Legal, Judicial and Indemnities	-	-	-	-	-	-	(18,448)	10,339	-	-	(18,448)	10,339
Donations, Contributions and Subsidies	-	-	-	-	-	-	3,279	2,975	-	-	3,279	2,975
Inspection fee	-	-	-	-	-	-	-	-	12,179	12,084	12,179	12,084
Loss (gain) on the write-off of noncurrent assets	-	-	-	-	-	-	-	-	(242)	1,141	(242)	1,141
Free energy adjustment	-	-	-	-	-	-	-	-	2,527	-	2,527	-
Intangible of concession amortization	-	-	-	-	-	-	-	-	92,729	95,287	92,729	95,287
Other:	31,273	23,332	-	3	8,137	5,384	14,960	13,319	878	2,294	55,248	44,332
Total	495,322	519.013	405,900	253,044	143,858	115,807	190,208	196,179	108,431	111,167	1,343,719	1,195,210

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(29)     FINANCIAL INCOME AND EXPENSES

	Consolidated
	2010		2009
	2nd quarter	1st half	2nd quarter	1st half
Financial Income

Income from Financial Investments	8,464	18,325	5,405	9,876
Arrears of interest and fines	-	22	-	-
Restatement of tax credits	186	355	936	1,996
Restatement of Escrow Deposits	206	393	-	-
PIS and COFINS on Interest on Shareholders' Equity	(9,117)	(9,117)	(9,447)	(9,447)
Guarantees	1,550	3,152	3,246	4,366
Other	6,963	9,348	8,350	5,413
Total	8,252	22,478	2,854	12,204

Financial Expense

Debt Charges	(10,745)	(20,588)	(11,430)	(25,422)
Monetary and Exchange Variations	548	395	(230)	(314)
Guarantees	(6,189)	(11,271)	(2,738)	(4,816)
Other	(2,400)	(3,558)	(2,276)	(4,039)
Total	(18,786)	(35,022)	(16,674)	(34,591)

Net financial income (expense)	(10,534)	(12,544)	(13,820)	(22,387)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	2010		2009
	2nd quarter	1st half	2nd quarter	1st half
Financial Income

Income from Financial Investments	35,016	65,378	18,593	42,401
Arrears of interest and fines	32,921	65,844	36,152	64,925
Restatement of tax credits	523	1,710	1,681	2,951
Restatement of Escrow Deposits	11,055	20,379	11,394	24,320
PIS and COFINS on Interest on Shareholders' Equity	(9,117)	(9,117)	(9,447)	(9,447)
Guarantees	1,550	3,152	3,246	4,366
Other	18,384	35,295	8,350	30,547
Total	101,865	202,292	70,344	174,396

Financial Expense

Debt Charges	(183,461)	(338,138)	(135,980)	(286,881)
Monetary and Exchange Variations	(14,770)	(47,681)	6,959	(14,160)
(-) Capitalized borrowing costs	38,266	71,657	12,065	18,569
Public utilities	(5,562)	(10,180)	(1,828)	(3,591)
Guarantees	(6,188)	(11,271)	(2,737)	(4,816)
Other	(14,274)	(32,810)	(24,159)	(34,809)
Total	(185,989)	(368,423)	(145,680)	(325,688)

Net financial income (expense)	(84,124)	(166,131)	(75,336)	(151,292)

(30)  TRANSACTIONS WITH RELATED PARTIES

The Company is controlled by the following Companies:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações (“Fund")

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties.

The financial statements for June 30, 2010 and December 31, 2009 show the balances and changes that took place in the normal course of operating activities of the Company and its subsidiaries.

The main transactions are described below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments, as mentioned in Note 6.

b)        Loans and Financing, Debentures and Derivatives – relate to funds raised in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. In addition, the Company is guarantor of some of the loans obtained by its subsidiaries, as described in Notes 16 and 17.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund managed by BB DTVM, which charges management fees under normal market conditions for such management.

d)        Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e)         Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)         Energy purchased in the free market – refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g)        Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

h)         Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Additionally, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 20.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a Related Parties Committee, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

During the quarter, there were no unusual transactions, which nature differs from those listed above or significant transactions that should be disclosed.

(31)    FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, commercialization and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2009, drawn up by the National Electricity System Operator, the risk of any energy deficit is very low for 2010, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the Mark to Market, Stress Testing and Duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries have a formal policy of contracting derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

c) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of June 30, 2010 and December 31, 2009, applying the above methodology, are shown below:

	Parent Company
	June 30, 2010		December 31, 2009
	Accounting balance	Fair value	Accounting balance	Fair value

Debentures (note 19)	(463,673)	(469,168)	(462,788)	(468,993)
Total	(463,673)	(469,168)	(462,788)	(468,993)

	Consolidated
	June 30, 2010		December 31, 2009
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 18)	(4,103,074)	(3,910,081)	(3,452,942)	(3,194,735)
Debentures (note 19)	(3,587,293)	(3,637,464)	(3,351,478)	(3,392,071)
Total	(7,690,367)	(7,547,545)	(6,804,420)	(6,586,806)

d) Derivatives

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of June 30, 2010, the Company and its subsidiaries had the following swap operations:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Market values (book values)
Company / strategy / Counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Trading market

Derivatives for protection of debts designated at fair value

Exchange variation hedge

CPFL Paulista
ABN	8,880	-	8,879	16,899	(8,020)	yen	Jan 2012	376,983	Over-the-counter

CPFL Geração
Banco do Brasil						yen	Apr 2010 to Jan 2011	486,760	Over-the-counter

Subtotal	8,880	-	8,879	16,899	(8,020)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge

CPFL Paulista
Itau BBA	-	(71)	(71)	(22)	(49)	dollar	Oct/2010	30,121	Over-the-counter

CPFL Geração
HSBC	-	(1,107)	(1,107)	(908)	(199)	dollar	Jul/2010 to Sep/2010	65,237	Over-the-counter

Hedge interest rate variation (1)

CPFL Energia
Citibank
	97	(701)	(604)	96	(700)	CDI + spread	Sep 2010 to Sep 2014	450,000	Over-the-counter
RGE
Santander	388	-	388	144	244	CDI	Jul 2010 to Dec 2013	280,000	Over-the-counter
Citibank	46	-	46	9	37	CDI	Dec 2010 to Dec 2013	100,000	Over-the-counter

Hedge interest rate variation (2)

CPFL Piratininga
HSBC	-	(128)	(128)	25	(153)	TJLP	Jan/2013	25,453	Over-the-counter
Santander	-	(151)	(151)	24	(175)	TJLP	Jan/2013	25,453	Over-the-counter

CPFL Geração
HSBC	-	(257)	(257)	43	(300)	TJLP	Dec/2012	50,377	Over-the-counter

Subtotal	531	(2,415)	(1,884)	(589)	(1,295)

Total	9,411	(2,415)	6,995	16,310	(9,315)

Current	404	(1,281)
Noncurrent	9,007	(1,134)
Total	9,411	(2,415)

For further details of terms and informationa bout debts and debentures, see Notes 15 and 16

(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments (note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarter ended in June 30, 2010 and 2009, the derivatives resulted in the following impacts on the consolidated result:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

			Gain (loss)
			2010		2009
Company	Hedged risk / Operation	Account	2nd quarter	1st half	2nd quarter	1st half

CPFL Energia	Interest rate variation	Financial expense - Swap transactions	66	164	24	(60)
CPFL Energia	Mark to market	Financial expense - Adjustment to fair value	20	(231)	(253)	525
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	17,752	16,962	(95,017)	(171,470)
CPFL Paulista	Mark to market	Financial expense - Adjustment to fair value	(754)	(69)	12,469	43,227
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	-	-	-	(218)
CPFL Piratininga	Variação de taxas de juros	Financial expense - Swap transactions	49	49	-	-
CPFL Piratininga	Mark to market	Financial expense - Adjustment to fair value	(328)	(328)	-	(126)
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(11,031)	(8,238)	(119,386)	(204,924)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	161	619	(230)	(1,207)
CPFL Geração	Mark to market	Financial expense - Adjustment to fair value	754	1,586	215	9,580
RGE	Exchange variation	Financial expense - Other financial exp	-	-	(5,955)	(10,774)
RGE	Interest rate variation	Financial expense - Other financial exp	159	341	116	133
RGE	Mark to market	Financial expense - Derivatives adjust fair value	(118)	(12)	(156)	577
			6,730	10,843	(208,173)	(334,737)

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 150,949 (R$ 73,543  in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES of the portion tied to the basket of currencies, since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a loss of R$ 1,850 (R$ 901 in proportion to the participation of CPFL Geração) in the second quarter of 2010 and a gain of R$ 32,913 (R$ 16,035 in proportion to the participation of CPFL Geração) in the same period of 2009.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 470,394.  As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 419,761. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 30,841 and also has sufficient assets indexed in dollars (fund tied to foreign currency loans – Note 11) to offset any exchange impact.

d) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange  variation

If the level of exchange exposure at June 30, 2010 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
Instruments	Exposure	Risk	Exchange depreciation of 9%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	22,945	apprec.dollar	2,203	5,736	11,473
Financial liability instruments	(212,455)	apprec.dollar	(20,396)	(53,113)	(106,228)
Derivatives - Plain Vanilla Swap	98,657	apprec.dollar	9,471	24,664	49,329
	(90,853)		(8,722)	(22,713)	(45,426)

Financial liability instruments	(419,761)	apprec.yen	(40,297)	(104,940)	(209,881)
Derivatives - Plain Vanilla Swap	419,761	apprec.yen	40,297	104,940	209,881
	-		-	-	-

	(90,853)		(8,722)	(22,713)	(45,426)

* In accordance with exchange graphs contained in information provided by the BM&F **In compliance with CVM Instruction 475/08

 Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of June 30, 2010 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 8.75% p.a.; IGP-M of 5.17% p.a.; TJLP of 6.00% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 462,765. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

		Consolidated
Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	1,705,297	CDI variation	61,714	43,270	86,539
Financial liability instruments	(4,467,826)	CDI variation	(153.503)	(107,624)	(215,248)
Derivatives - Plain Vanilla Swap	(614,566)	CDI variation	(19,174)	(13,443)	(26,887)
	(3,377,095)		(110,963)	(77,797)	(155,596)

Financial asset instruments	91,884	IGP-M variation	781	1,188	2,375
Financial liability instruments	(268,617)	IGP-M variation	(287)	(3,895)	(7,789)
Derivatives - Plain Vanilla Swap	-	IGP-M variation	-	-	-
	(176,733)		494	(2,707)	(5,414)

Financial liability instruments	(2,661,362)	TJLP variation	3,459	(39,920)	(79,840)
Financial liability instruments	103,144	Fixed rate	(134)	1,548	3,094
	(2,558,218)		3,325	(38,372)	(76,746)

Total increase	(6,112,046)		(107,144)	(118,876)	(237,756)

* The CDI, IGP-M and TJLP indexes considered of 11.87%, 6.02% and 5.87%, respectively, were obtained from information available in the market **In compliance with CVM Instruction 475/08

(32)  REGULATORY ASSETS AND LIABILITIES

The Company accounts for the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements, as mentioned in Note 3.13.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

	Consolidated
	June 30, 2010	December 31, 2009

Assets

Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	22,111	12,753
Other financial components	-	199
	22,111	12,952

Deferred Costs Variations
Parcel "A"	999	1,290
CVA (**)	271,736	374,336
	272,735	375,626

Prepaid Expenses
Increase in PIS and COFINS	-	259
Overcontracting	54,032	100,326
Low income consumers' subsidy - Losses	47,281	55,506
Neutrality of the sector charges	897	-
Tariff adjustment	30,560	-
Other financial components	58,742	11,297
	191,512	167,388

Liabilities

Deferred Gains Variations
Parcel "A"	(34,338)	(44,419)
CVA	(417,770)	(377,735)
	(452,108)	(422,154)

Other Accounts Payable
Tariff review	(23,385)	(89,261)
Discounts TUSD and Irrigation	(3,054)	991)
Tariff adjustment	(10,882)	-
Overcontracting	(47,679)	(17,541)
Low income consumers' subsidy - Gains	(3,924)	(6,011)
Neutrality of the sector charges	(27,456)	-
Other financial components	(36,980)	(12,138)
	(153,360)	(125,942)

Total net	(119,110)	7,870

(*) Network Usage Charge - TUSD (**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

(33)  SUBSEQUENT EVENT

Loans and Financing

The Meeting of the Board of Directors held on July 28, 2010 approved that the distribution subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and  CPFL Santa Cruz take all measures necessary to obtain rural credit financing from Banco do Brasil of a total of up to R$ 500 million, with a term of up to 5 years and at a cost of 98.5% of the CDI plus structuring commission. The Company will be the guarantor for all these operations by providing sureties or aval guarantees.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

07.01 – COMMENTS ON PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 355.101 in the second quarter of 2010, a decrease of 13.2% (R$ 54.218) compared to the same quarter of the previous year, due mainly to results of equity in subsidiaries, as shown below:

	2nd quarter 2010	2nd quarter 2009
CPFL Paulista	183,453	209,026
CPFL Piratininga	61,189	82,651
RGE	62,942	41,543
CPFL Santa Cruz	5,216	8,871
CPFL Leste Paulista	4,910	3,146
CPFL Jaguari	3,114	1,598
CPFL Sul Paulista	4,043	3,616
CPFL Mococa	3,042	3,296
CPFL Geração	59,855	85,816
CPFL Brasil	41,383	54,646
CPFL Atende	(606)	(653)
CPFL Planalto	2,815	1,627
CPFL Serviços	898	(7,665)
CPFL Jaguariúna	(54)	(61)
CPFL Jaguari Geração	1,941	2,018

Total	434,141	489,475

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

Information	Consolidated
	2nd quarter			1st half
	2010	2009	Variation	2010	2009	Variation
GROSS REVENUE	4,220,035	4,092,647	3.1%	8,470,817	7,857,079	7.8%
Electricity sales to final consumers (¹)	3,379,946	3,359,490	0.6%	6,939,015	6,467,362	7.3%
Electricity sales to wholesaler	267,569	338,242	-20.9%	497,507	635,707	-21.7%
Revenue from concession infrastructure construction	253,020	144,065	75.6%	403,464	250,462	61.1%
Other operating revenues (¹)	319,500	250,850	27.4%	630,831	503,548	25.3%
DEDUCTION FROM OPERATING REVENUE	(1,352,476)	(1,241,638)	8.9%	(2,724,533)	(2,418,912)	12.6%
NET OPERATING REVENUE	2,867,559	2,851,009	0.6%	5,746,284	5,438,167	5.7%
ENERGY COST	(1,509,474)	(1,494,016)	1.0%	(2,916,782)	(3,014,790)	-3.3%
Electricity purchased for resale	(1,216,936)	(1,263,252)	-3.7%	(2,343,769)	(2,497,269)	-6.1%
Electricity network usage charges	(292,538)	(230,764)	26.8%	(573,013)	(517,521)	10.7%
OPERATING COST/EXPENSE	(713,953)	(634,424)	12.5%	(1,343,719)	(1,195,210)	12.4%
Personnel	(146,123)	(148,673)	-1.7%	(293,358)	(277,056)	5.9%
Employee pension plan	21,803	(933)	-2436.9%	43,605	(1,834)	-2477.6%
Material	(19,257)	(18,142)	6.1%	(36,214)	(33,128)	9.3%
Outsourced Services	(110,092)	(94,940)	16.0%	(208,969)	(187,988)	11.2%
Infrastructure construction costs	(253,020)	(144,065)	75.6%	(403,464)	(250,462)	61.1%
Depreciation and Amortization	(120,950)	(121,945)	-0.8%	(238,069)	(241,687)	-1.5%
Amortization of intangible asset of concession	(48,041)	(48,563)	-1.1%	(92,729)	(95,287)	-2.7%
Other	(38,273)	(57,163)	-33.0%	(114,521)	(107,768)	6.3%
OPERATING INCOME	644,132	722,569	-10.9%	1,485,783	1,228,167	21.0%
FINANCIAL INCOME (EXPENSE)	(84,124)	(75,336)	11.7%	(166,131)	(151,292)	9.8%
Income	101,865	70,344	44.8%	202,292	174,396	16.0%
Expense	(185,989)	(145,680)	27.7%	(368,423)	(325,688)	13.1%
Net income / (expense)	(84,124)	(75,336)	11.7%	(166,131)	(151,292)	98%
INCOME BEFORE TAX	560,008	647,233	-13.5%	1,319,652	1,076,875	22.5%
Social Contribution	(53,133)	(60,121)	-11.6%	(125,675)	(103,137)	21.9%
Income Tax	(147,105)	(168,794)	-12.8%	(346,344)	(286,543)	20.9%
NET INCOME FOR THE PERIOD	359,770	418,318	-14.0%	847,633	687,195	23.3%

EBITDA	791,320	894,010	-11.5%	1,772,976	1,566,975	13.1%

Net Income for the Period and EBITDA Reconciliation (²)
NET INCOME FOR THE PERIOD	359,770	418,318		847,633	687,195
Employee Pension Plan	(21,803)	933		(43,605)	1,834
Depreciation and Amortization	168,991	170,508		330,798	336,974
Financial Income (Expense)	84,124	75,336		166,131	151,292
Social Contribution	53,133	60,121		125,675	103,137
Income Tax	147,105	168,794		346,344	286,543
EBITDA	791,320	894,010		1,772,976	1,566,975

  (¹) The reclassification of revenue from the Network Usage Charge - TUSD was not taken into account in presentation of the Comments on Consolidated Performance (note 26)

  (²) Information not reviewed by the independent accountants

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Gross Operating Revenue

The Gross Operating Revenue in the second quarter of 2010 was R$ 4,220,035, up 3.1% (R$ 127.287) on the same period of the previous year.

By excluding “Revenue from construction of concession infrastructure” (because it does not have effect in the Profit and Loss due to its related cost which is recorded at the same value), the Gross Operating Revenue would have an amount of R$ 3,967,016, an increase of 0.5% (R$ 18,332).

The main factors that contributed to this change were:

•         An increase of R$ 20,449 in the electric energy supply billed, as a result of the increase of 5.3% in the amount of energy billed to final consumers and of 2.4% in the average tariffs charged, mainly due to the adjustment to the distributors' tariffs;

•         A decrease of R$ 70,763 in the energy supplied, mainly due to the reduction of 9.7% in the quantity of energy supplied and a 12.4% decrease in the average tariff charged.

•         An increase of R$ 68,650 in Other Operating Revenue, particularly due to the increase of R$ 65,366 in income from the Tariff for the Use of the Distribution System – TUSD for free customers, due to the revival of industrial activity, the effects of the tariff adjustment and the migration of captive clients to the free market.

➢  Quantity of Energy Sold

An increase of 5.3% was recorded in the quantity of energy billed to final consumers in the second quarter of 2010.

The residential, commercial and industrial classes, which account for 85.1% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 6.2%, 6.8% and 7.8% respectively, compared with the same quarter of the previous year.

The categories residential and commercial classes benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years and the reduced IPI incentive in effect up to January 31, 2010, which resulted in increased purchases of household electrical goods and a dynamic retail trade.  Additionally, higher temperatures than those of the previous year boosted consumption.

The amount sold to the industrial class shows that this category is overcoming the negative effects of the international crisis that affected the industry in our concession area until mid-2009. Resumption of industrial operations was fueled by a series of tax exemptions, which encouraged bringing forward scheduled production to reduce costs. Growth in the second quarter was less than in the first quarter, on account of the withdrawal of these tax incentives.

The quantity of energy supplied fell 10.6%, mainly in the sales to the CCEE as a result of the lower energy balances, and the decrease in CPFL Brasil’s sales to other concessionaires.

➢  Tariffs

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

In the second quarter of 2010, the energy supply tariffs applied fell by an average of 2.4%, mainly due to the impacts of the tariff adjustments of the distribution subsidiaries:

  CPFL Paulista: -5.69% from April 2010;
  RGE: 3.96% from June 2010;
  CPFL Santa Cruz: -2,53%, CPFL Jaguari: 3.67%, CPFL Mococa: 3.24%, CPFL Leste Paulista: -8.47% and CPFL Sul Paulista: 4.94%,  all from February 2010;
  CPFL Piratininga: -2.12% from October 2009.

Deductions from Operating Revenue

Deductions from Operating Income in the second quarter of 2010 amounted to R$ 1,352,476, an increase of 8.9% (R$ 110,838) in relation to the same quarter of 2009, mainly due to an increase of R$ 9,965 in taxes on revenue (PIS, COFINS and ICMS) and the increase of R$ 90,774 in CCC and CDE charges.

Cost of Electric energy

Cost of Electric Energy in the quarter totaled R$ 1,509,474 a decrease of 1.0% (R$ 15,458) in relation to the same period of the previous year:

➢  Electric energy purchased for Resale

The balance of electric energy purchased for resale was R$ 1,216,936, a decrease of 3.7% (R$ 46,136), mainly due to the 6.5% decrease in the amount of energy bought in the quarter and tariff adjustments.

➢  Tariff for the Use of the Distribution System

The amount of tariff for the Use of the Distribution System was R$ 292,538, an increase of 26.8% (R$ 61,774) in the second quarter of 2010, basically due to the raise of R$ 49,221 in System Service charges – ESS and Reserve Energy charges.

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 713,953, an increase of 12.5% (R$ 79,529) compared to the same period of the previous year.

Operating costs and expense would have an amount of R$ 460,933, a decrease of 6.0% (R$ 26,426), by excluding “Costs related to infrastructure construction” (because it does not have effect in the Profit and Loss due to its related revenue which is recorded at the same value).

Mainly due to:

•         Employee Pension Plan: recorded income of R$ 21,803 in the quarter and expense of R$ 901 in the second quarter of 2009, largely as a result of the nominal earnings expected on the plan assets, based on an Actuarial Report;

•         Increase of 16.2% (R$ 15,409) in Outsourced Services as a result of price increases; maintenance expenses relating to the electric system, increase on expenses related to hardware and software due to system changes and telephone services;

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

•         Reduction of 17.6% (R$ 18,672) in Other Expense, due to:

(i)   A decrease in Legal, Court and Indemnity expenses (R$ 33,576), explained mainly by CPFL Paulista having reversed R$ 39,502 from the provision in respect of the discussion involving PIS/COFINS (Note 21), which is offset by the reversal of R$ 4,850 in 2009 and by the increase in expenses in the period of R$ 2,993;

(ii)  An increase in the expense for Allowance for Doubtful Accounts of R$ 6,387 due to the combined effect of expenses posted in the quarter and the recovery of credits in 2009.

(iii)  Leases and rentals, Publicity and Advertising, Donations, Contributions and Subsides expenses rose in R$ 4,076 compared to the same period of the previous year.

Financial Income (Expense)

The net Financial Income (Expense) in the second quarter of 2010 was an expense of R$ 84,124, compared with R$ 75,336 in the same period of 2009, an increase of 11.7% (R$ 8,788):

➢  The financial income increased R$ 31,521 (44.8%), mainly due to:

•         An increase of R$ 16,768 in earnings on short-term financial investments as a result of the higher balance of cash and cash equivalents in the second quarter of 2010;

•         An increase in monetary and exchange restatement (R$ 22,083), largely due to the effect of R$ 7,994 in respect of restatement of the fund tied to CPFL Paulista’s loan in foreign currency and the increase of R$ 10,209 relating to restatement of the regulatory assets generated in RGE’s 2010 tariff adjustment.

➢  The financial expense increased R$ 40,309 (27.7%) mainly due to:

•         An increase of R$ 42,656 in interest on debt charges mainly due to the increase in indebtedness as a result of the new investments by CPFL Geração;

•         A reduction of R$ 9,885 in Other Financial Expense, mainly as a result of RGE recording the fine in respect of the DEC and FEC indicators in the second quarter of 2009.

Social Contribution and Income Tax

Taxes on income in the second quarter of 2010 totaled R$ 200,238, a decrease of 12.5% (R$ 28,677) in relation to the same quarter of 2009, mainly as a result of the 13.5% decrease in pre-tax income.

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 359,770, 14.0% (R$ 58,548) higher than in the same period of 2009.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the second quarter of 2010 was R$ 791,320, 11.5% (R$ 102,690) lower than the EBITDA for the same period of 2009.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	30.10
COMMERCIAL, INDUSTRIAL AND OTHER		72,650,091		72,650,091

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	21.46
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790		205,487,715,790

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	PRIVATE SUBSIDIARY	100.00	1.64
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		2,998,565

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	8.41
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896		53,031,258,896

05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	23.76
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,578		807,168,578

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/03/2012

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

19.01 – CAPITAL EXPENDITURE

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the six month-period ended June 30, 2010, as well as the three years ended December 31, 2009, 2008 and 2007.

	In millions of R$
		Year Ended December 31,
	6 months 2010	2009	2008	2007
Distribution
CPFL Paulista	223	344	279	291
CPFL Piratininga	107	132	123	144
RGE	99	215	226	221
CPFL Santa Cruz	14	20	18	11
Other	11	34	19	9
	454	745	665	676

Generation	262	570	502	445

Commercialization	38	10	8	9

Other	-	2	3	2

Total	754	1,327	1,178	1,132

We plan to effect capital expenditure totaling approximately R$ 1,724 million in 2010 and approximately R$ 1,454 million in 2011. Of the total budgeted capital expenditure over this period, R$ 2,018 million is for distribution and R$ 1,160 million is for generation.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2010:

Shareholders	Common Shares	Interest - %
VBC Energia S.A.	122,948,720	25.55
BB Carteira Livre I FIA	149,233,727	31.02
Bonaire Participações S.A.	60,713,511	12.62
BNDES Participações S.A.	40,526,739	8.42
Board of directors	112	-
Executive officers	5,624	-
Other shareholders	107,708,697	22.39
Total	481,137,130	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers,  Board of Directors, Fiscal Council and Free Float, as of June 30, 2010 and 2009:

	June 30, 2010		June 30, 2009
Shareholders	Common Shares	%	Common Shares	%
Controlling shareholders	333,314,879	69.28	333,314,881	69.45
Administrator
Executive officers	5,624	0.00	31,152	0.01
Board of directors	112	0.00	3,110	0.00
Fiscal Council Members	-	-	-	-
Other shareholders – Free float	147,816,515	30.72	146,561,795	30.54
Total	481,137,130	100.00	479,910,938	100.00
Outstanding shares	147,816,515	30.72	146,561,795	30.54

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to the individuals level, as of June 30, 2010:

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(a)	Átila Holdings S/A	1,815,927	49.58	70,530	50.00	1,886,457	49.59
(b)	Camargo Corrêa Energia S.A.	1,100,652	30.05	47,018	33.33	1,147,670	30.17
(c)	Camargo Corrêa S.A.	581,201	15.87	23,512	16.67	604,713	15.90
	Other shareholders	164,951	4.50	-	-	164,951	4.34
	Total	3,662,731	100.00	141,060	100.00	3,803,791	100.00

(a)	Átila Holdings S/A

	Shareholders	Common Shares	%
(d)	Construções e Comércio Camargo Corrêa S.A.	280,767,655	38.91
	Camargo Corrêa S.A	440,877,607	61.09
	Total	721,645,262	100.00

(b)	Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,854	100.00	1,037,714	100.00
	Other shareholders	-	-	6	-	6	-
	Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c)	Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(f)	Participações Morro Vermelho S.A.	48,941	99.99	93,099	100.00	142,040	100.00
	Other shareholders	5	0.01	1	-	6	-
	Total	48,946	100.00	93,100	100.00	142,046	100.00

(d)	Contruções e Comércio Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(c)	Camargo Corrêa S.A.	317,865	100.00	87,772	99.99	405,637	99.99
	Other shareholders	5	-	8	0.01	13	0.01
	Total	317,870	100.00	87,780	100.00	405,650	100.00

(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(c)	Camargo Corrêa S.A.	685,162,736	100.00
	Other shareholders	6	-
	Total	685,162,742	100.00

(f)	Participações Morro Vermelho S.A.

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(g)	RCABON Empreendimentos e Participações S.A	750,000	33.33	-	-	750,000	11.11
(h)	RCNON Empreendimentos e Participações S.A	750,000	33.33	-	-	750,000	11.11
(i)	RCPODON Empreendimentos e Participações S.A	750,000	33.34	-	-	750,000	11.12
(j )	RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k)	RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l)	RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m)	RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09
	Other shareholders	0	-	-	-	0	-
	Total	2,250,000	100.00	4,500,000	100.00	6,750,000	100.00

(g)	RCABON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
	Rosana Camargo Arruda Botelho	749,850	100.00	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00

(h)	RCNON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
	Renata de Camargo Nascimento	749,850	100	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	749,850	100	150	100	750,000	100.00

(i)	RCPODON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
	Regina de Camargo Pires Oliveira Dias	749,850	100.00	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00

( j )	RCABPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,499,890	99.99
	Other shareholders	110	0.01
	Total	1,500,000	100.00

(k)	RCNPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Renata de Camargo Nascimento	1,499,890	99,99
	Other shareholders	110	0,01
	Total	1,500,000	100

(l)	RCPODPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Regina de Camargo Pires Oliveira Dias	1,499,850	99,99
	Other shareholders	150	0,01
	Total	1,500,000	100,00

(m)	RRRPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,980	33,33
	Renata de Camargo Nascimento	1,980	33,33
	Regina de Camargo Pires Oliveira Dias	1,980	33,34
	Total	5,940	100,00

Shareholder’s composition of Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I holding more than 5% of the shares of the same type and class, up to the individuals level, as of June 30, 2010.

	Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

	Shareholders	Cotas	%
	Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,542	100,00
	Total	130,163,542	100,00

Shareholders of Bonaire Participações S.A. holding more than 5% of the shares of the same type and class, up to the individual level, as of June 30, 2010

	Shareholders	Common Shares	%
(a)	Energia São Paulo Fundo de Investimento em Participações	66,728,872	100,00
	Other shareholders	6	-
	Total	66,728,878	100,00

(a)	Energia São Paulo Fundo de Investimento em Participações

	Shareholders	Cotas	%
(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353.528.507	44,39
	Fundação Petrobrás de Seguridade Social - Petros	181.405.069	22,78
	Fundação Sabesp de Seguridade Social – Sabesprev	4.823.881	0,61
	Fundação Sistel de Seguridade Social	256.722.311	32,22
	Total	796.479.768	100,00

(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114

	Shareholders	Common Shares	%
	Fundação CESP	353,528,507	100,00
	Total	353,528,507	100,00

Shareholders of BNDES Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of June 30, 2010

	Shareholders	Common Shares	%
	Banco Nacional de Desenv. Econômico e Social ( * )	1	100,00
	Total	1	100,00

( * )	State agency – Brazilian Federal

The quantity of shares are expressed in units.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

Social Report / Six-month period ended in June 2010 and 2009 (*)
Company: CPFL ENERGIA S.A.
1 - Basis for Calculation	6 month-period ended June 2010 Value (R$ thousand)			6 month-period ended June 2009 Value (R$ thousand)
Net Revenues (NR)	5,746,284			5,438,167
Operating Result (OR)	1,319,652			1,076,875
Gross Payroll (GP)	258,416			241,755
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	19,799	7.66%	0.34%	18,869	7.81%	0.35%
Mandatory payroll taxes	69,809	27.01%	1.21%	61,976	25.64%	1.14%
Private pension plan	12,398	4.80%	0.22%	12,132	5.02%	0.22%
Health	14,535	5.62%	0.25%	13,310	5.51%	0.24%
Occupational safety and health	1,005	0.39%	0.02%	918	0.38%	0.02%
Education	1,112	0.43%	0.02%	1,065	0.44%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	4,465	1.73%	0.08%	1,660	0.69%	0.03%
Day-care / allowance	715	0.28%	0.01%	683	0.28%	001%
Profit / income sharing	20,531	7.95%	0.36%	21,560	8.92%	0.40%
Others	2,793	1.08%	0.05%	2,102	0.87%	0.04%
Total - internal social indicators	147,163	56.95%	2.56%	134,275	55.54%	2.47%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	420	0.03%	0.01%	1,313	0.12%	0.02%
Culture	4,408	0.33%	0.08%	2,039	0.19%	004%
Health and sanitation	801	0.06%	0.01%	282	0.03%	0.01%
Sport	0	000%	0.00%	115	0.01%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,084	0.08%	0.02%	482	0.04%	0.01%
Total contributions to society	6,713	0.51%	0.12%	4,231	0.39%	0.08%
Taxes (excluding payroll taxes)	2,671,396	202.43%	46.49%	2,466,418	229.03%	45.35%
Total - external social indicators	2,678,109	202.94%	46.61%	2,470,649	229.43%	45.43%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	52,923	4,01%	0.92%	42,168	3.92%	0.78%
Investments in external programs and/or projects	34,787	2,64%	0.61%	26,002	2.41%	0.48%
Total environmental investments	87,710	6,65%	1.53%	68,171	6.33%	1.25%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators		1st half 2010			1st half 2009
Nº of employees at the end of period	7.515			7.240
Nº of employees hired during the period	658			416
Nº of outsourced employees	ND			7.203
Nº of interns	230			214
Nº of employees above 45 years age	2.081			2.007
Nº of women working at the company	1.577			1.315
% of management position occupied by women	9,58%			9,54%
Nº of Afro-Brazilian employees working at the company	781			701
% of management position occupied by Afro-Brazilian employees	1,30%			1,69%
Nº of employees with disabilities	296			296
6 - Relevant information regarding the exercise of corporate citizenship		1st half 2010			1st half 2009
Ratio of the highest to the lowest compensation at company	74,49			74,85
Total number of work-related accidents	9			8
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	(X) are suggested	( ) are required	( ) are not considered	(X) are suggested	( ) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 790,497	in Procon 433	in the Courts 873	in the company 347,965	in Procon 747	in the Courts 906
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 53.21%	in the company 100%	in Procon 100%	in the Courts 54.54%
Total value-added to distribute (R$ 000):	Six-month-period 2010: 4,371,819			Six-month-period 2009* : 3,811,818
Value-Added Distribution (VAD):	65.62% government 5.45% employees 0% shareholders 9.54% third parties 19.39% retained			65.71% government 7.01% employees 0% shareholders 9.25% third parties 18.03% retained
7 - Other Information
Consolidated information
* Adjusted to adequate to IFRS.
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

21.01 – REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors’ review report

To

The Shareholders and Management of

CPFL Energia S.A.

São Paulo - SP

1.    We have reviewed the accompanying individual quarterly financial information of CPFL Energia S.A. (“The Company”) comprising the balance sheets, the statements of income, comprehensive income, shareholders’ equity and cash flows and the consolidated quarterly financial information of this Company and its subsidiaries, comprising the consolidated balance sheets, the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows, both related to  the quarter ended as of June 30, 2010, which include the footnotes and performance report, prepared under the responsibility of the Management.

2.    Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

3.    Based on our special review, we are not aware of any material modifications that should be made to the individual quarterly financial information of CPFL Energia S.A. aforementioned, for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly financial information.

4.    Based on our special review, we are not aware of any material modifications that should be made to the consolidated quarterly financial information of CPFL Energia S.A. and its subsidiaries aforementioned, for it to be in conformity with International Financial Reporting Standards (IFRS) and the regulations issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly financial information

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

5.    As mentioned in footnote n° 5, during 2009 and 2010, were approved by CVM, several pronouncements, interpretations and technical guidance issued by the Committee for Accounting Pronouncements (CPC) in effect for 2010, which changed the accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries to the preparation of individual quarterly financial information of the Company of the quarter ended June 30, 2010 and disclosed in footnote no 5. This individual quarterly financial information has been restated, and thus, were different of the individual quarterly information presented in August 11, 2010, including our independent auditors´ review report dated by July 29, 2010. The individual quarterly financial information of the year and period ended on 2009 and 2010, prepared and restated to for comparative purpose, were adjusted to include the changes in account practices adopted in Brazil effective for 2010.

6.    As mentioned in footnote n° 5, the Company and its subsidiaries since the fiscal year ended 2010, start the present their consolidated quarterly financial information in accordance with International Financial Reporting Standards (IFRS). The consolidated quarterly financial information of the Company and its subsidiaries for the year and periods ended 2009, prepared in accordance with aforementioned international accounting standards, are being presented for the comparison purpose.

7.    Our review was conducted with the purpose to issue a review report on accounting information of quarterly financial information of this Company and its subsidiaries, referred in the first paragraph, as a whole. The statements of additional value, prepared under the responsibility of the Management, is not required by international accounting practices issued by IASB and is presented as additional information. Those additional information were subject to the same review procedures applied to the accounting information included in to the individual and consolidated quarterly financial information of CPFL Energia S.A. and its subsidiaries and, based on our review, we are not aware of any material modifications that should be made in this additional information to be presented in accordance with the accounting information included in to the quarterly information referred in the first paragraph, as a whole.

Campinas, April 01, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Contador CRC 1SP125991/O-0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of June 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

SUBSIDIARY / ASSOCIATED

COMPANY NAME
CPFL COMERCIALIZAÇÃO BRASIL S/A

22.01 – STATEMENT INCOME OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	Operating revenues	455,010	839,328	512,434	922,595
3.02	Deductions from operating revenues	(49,038)	(90,470)	(70,183)	(130,888)
3.02.01	ICMS	(7,668)	(14,207)	(24,021)	(47,897)
3.02.02	PIS	(7,308)	(13,466)	(8,133)	(14,598)
3.02.03	COFINS	(33,662)	(62,031)	(37,457)	(67,239)
3.02.04	ISS	(400)	(766)	(572)	(1,154)
3.03	Net operating revenues	405,972	748,858	442,251	791,707
3.04	Cost of sales and/or services	(334,916)	(578,380)	(357,569)	(639,201)
3.04.01	Electric energy purchased for resale	(328,006)	(566,949)	(351,107)	(626,023)
3.04.02	Electric energy network usage charges	-	(17)	(4)	422
3.04.03	Material	(29)	(77)	(184)	(386)
3.04.04	Outsourced services	(6,881)	(11,337)	(6,274)	(13,214)
3.05	Gross operating income	71,056	170,478	84,682	152,506
3.06	Operating expenses/income	(9,397)	(15,614)	(5,104)	(5,756)
3.06.01	Sales and Marketing	(9,166)	(15,732)	(6,608)	(12,439)
3.06.02	General and administrative	(790)	(976)	(291)	(1,043)
3.06.03	Financial	559	1,094	1,795	7,726
3.06.03.01	Financial income	5,421	10,895	2,938	7,427
3.06.03.02	Financial expenses	(4,862)	(9,801)	(1,143)	299
3.06.04	Other operating income	-	-	-	-
3.06.05	Other operating expense	-	-	-	-
3.06.06	Equity in subsidiaries	-	-	-	-
3.07	Income from operations	61,659	154,864	79,578	146,750
3.08	Nonoperating income (expense)	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxes on income and noncontrolling interest	61,659	154,864	79,578	146,750
3.10	Income tax and social contribution	(21,132)	(51,921)	(24,631)	(43,650)
3.10.01	Social contribution	(5,635)	(13,800)	(6,588)	(11,688)
3.10.02	Income tax	(15,497)	(38,121)	(18,043)	(31,962)
3.11	Deferred income tax and social contribution	856	954	(301)	(1,836)
3.11.01	Social contribution	226	252	(79)	(486)
3.11.02	Income tax	630	702	(222)	(1,350)
3.12	Statutory profit sharing/contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders’ equity
3.15	Net income (loss) for the period	41,383	103,897	54,646	101,264
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE (Reais)	13,80093	34,64891	18,22405	33,77082
	LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Net Operating Revenue

Consolidated Net Operating Revenue for the second quarter of 2010 was R$ 405,972, a decrease of R$ 36,279 (8.2%) in relation to the same quarter of 2009. This decrease is basically explained by the decrease in the parent company’s revenue from energy sales, which fell R$ 34,742 impacted by the 110 GWh decrease in volume of energy sales and a 4.7% reduction in the average price.

Net Income and EBITDA

Net income of R$ 41,383 was recorded in the second quarter of 2010, a decrease of R$ 13,263 (24.3%), compared with the same quarter of 2009.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the second quarter of 2010 was R$ 61,781, 21.1% lower than the R$ 78,258 recorded in the same quarter of 2009 (information not reviewed by the Independent Auditors).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

23.01 – DESCRIPTION OF CHANGED INFORMATION

Restatement due to CVM Decision 656 of January 25, 2011.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: June 30, 2010

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	INCOME STATEMENT	7
04	01	STATEMENTS OF CASH FLOW	9
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM APRIL 01, 2010 TO JUNE 30, 2010	11
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO JUNE 30, 2010	13
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	15
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	16
09	01	CONSOLIDATED INCOME STATEMENT	18
10	01	CONSOLIDATED STATEMENTS OF CASH FLOW	21
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM APRIL 01, 2010 TO JUNE 30, 2010	23
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO JUNE 30, 2010	25
06	01	NOTES TO THE INTERIM FINANCE STATEMENTS	27
07	01	COMMENTS ON PERFORMANCE IN THE QUARTER	98
12	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	99
13	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	103
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES	104
19	01	CAPITAL EXPENDITURES	105
20	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	106
21	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	111
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	113
		COMPANHIA PAULISTA DE FORÇA E LUZ – CPFL
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	114
		CPFL GERAÇÃO DE ENERGIA S.A.
22	01	INCOME STATEMENT OF SUBSIDIARIES	115
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	117
		CPFL COMERCIALIZAÇÃO BRASIL S.A.
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	118
		COMPANHIA PIRATININGA DE FORÇA E LUZ
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	119
		RIO GRANDE ENERGIA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2011

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JUNIOR
Name: Title:	Wilson P. Ferreira Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.